    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 7, 1999.

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.

             (Exact Name of Registrant as Specified in Its Charter)

                DELAWARE                                    5734                                   51-0379406
    (State or Other Jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     Incorporation or Organization)             Classification Code Number)                  Identification Number)

                            ------------------------

                            931 SOUTH MATLACK STREET
                        WEST CHESTER, PENNSYLVANIA 19382
                                 (610) 430-8100
   (Address, Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                         ------------------------------

           JOSEPH J. FIRESTONE, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            931 SOUTH MATLACK STREET
                        WEST CHESTER, PENNSYLVANIA 19382
                                 (610) 430-8100
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                         ------------------------------

                                   Copies to:

           STEPHEN T. BURDUMY, ESQUIRE              STEPHEN M. WISEMAN, ESQUIRE
 KLEHR, HARRISON, HARVEY, BRANZBURG & ELLERS LLP          KING & SPALDING
             260 SOUTH BROAD STREET                 1185 AVENUE OF THE AMERICAS
        PHILADELPHIA, PENNSYLVANIA 19102              NEW YORK, NEW YORK 10036
                 (215) 568-6060                            (212) 556-2100

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                                                     PROPOSED MAXIMUM         PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                AMOUNT TO BE       OFFERING PRICE PER       AGGREGATE OFFERING
        SECURITIES TO BE REGISTERED               REGISTERED              UNIT(1)                 PRICE(1)
Common Stock $.01 Par Value.................       4,025,000        $23.0625 per share          $92,826,562


           TITLE OF EACH CLASS OF                 AMOUNT OF
        SECURITIES TO BE REGISTERED           REGISTRATION FEE
Common Stock $.01 Par Value.................       $25,806

(1) Based on the average of the high and low trading price of Electronics Boutique's common stock in the Nasdaq National Market on October 6, 1999, as estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. ELECTRONICS BOUTIQUE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                     SUBJECT TO COMPLETION--OCTOBER 7, 1999

PROSPECTUS
--------------------------------------------------------------------------------

                               3,500,000 Shares
         [LOGO]       ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                 Common Stock

--------------------------------------------------------------------------------

Electronics Boutique Holdings Corp. is offering 2,000,000 shares of common stock and EB Nevada Inc., the selling stockholder, is offering 1,500,000 shares of common stock. Electronics Boutique will not receive any proceeds from the sale of shares by the selling stockholder.

Electronics Boutique is among the world's largest specialty retailers of electronic games, including video games and PC entertainment software, video game hardware, PC productivity software, PC accessories and related products.

The shares of Electronics Boutique are quoted in the Nasdaq National Market under the symbol "ELBO." On October 6, 1999, the last reported sale price in the Nasdaq National Market was $23.125 per share.

                                                                        Per Share        Total
Public offering price...............................................  $              $
Underwriting discounts and commissions..............................  $              $
Proceeds, before expenses, to Electronics Boutique..................  $              $
Proceeds to selling stockholder.....................................  $              $

SEE "RISK FACTORS" ON PAGES 5 TO 10 FOR FACTORS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE SHARES OF ELECTRONICS BOUTIQUE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

The underwriters may, under some circumstances, purchase up to 525,000 additional shares from the selling stockholder at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares
will be on              , 1999.

PRUDENTIAL SECURITIES

            BANC OF AMERICA SECURITIES LLC

                        GERARD KLAUER MATTISON & CO., INC.

                            PRUDENTIALSECURITIES.COM

          , 1999

                              [PHOTOS, MAPS, ETC.]

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Prospectus Summary.............................           1
Risk Factors...................................           5
Forward-Looking Statements.....................          11
Use of Proceeds................................          12
Price Range of Common Stock....................          12
Capitalization.................................          13
Selected Consolidated Financial and Operating
  Data.........................................          14
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          16

                                                    PAGE
                                                    -----

Business.......................................          25
Management.....................................          38
Principal and Selling Stockholders.............          40
Underwriting...................................          42
Legal Matters..................................          43
Experts........................................          43
Available Information..........................          44
Index to Consolidated Financial Statements.....         F-1

--------------------------------------------------------------------------------

    Electronics Boutique-Registered Trademark-, EBX-Registered Trademark- and Stop 'N Save Software-Registered Trademark- are registered trademarks of Electronics Boutique. BC Sports Collectibles and EBWORLD.COM are trademarks which are owned by Electronics Boutique. We have a trademark application for EBKids pending. Nintendo-Registered Trademark-, N64-Registered Trademark-, Pokemon-Registered Trademark- and Game Boy-Registered Trademark- are registered trademarks of Nintendo of America, Inc. ("Nintendo"), Sega-Registered Trademark-and Sega Dreamcast-Registered Trademark- are registered trademarks of Sega Enterprises ("Sega"), Sony-Registered Trademark- and
PlayStation-Registered Trademark- are registered trademarks of Sony Computer Entertainment, Inc. ("Sony"), AOL-Registered Trademark- is a registered trademark of America Online, Inc. ("America Online"), CNET-Registered Trademark-is a registered trademark of CNET, Inc. ("CNET"), Waldensoftware-Registered Trademark- is a registered trademark of Walden Book Company, Inc., Star Wars-Registered Trademark- is a registered trademark of Lucasfilm, Ltd., Furby-Registered Trademark- is a registered trademark of Tiger Electronics, Inc. and Electronic Arts-Registered Trademark- is a registered trademark of Electronic Arts, Inc. ("Electronic Arts").

    The fiscal year of Electronics Boutique ends on the Saturday nearest January
31. Accordingly, the financial statements for the years ended February 1, 1997 ("fiscal 1997"), January 31, 1998 ("fiscal 1998") and January 30, 1999 ("fiscal 1999") each include 52 weeks of operations.

--------------------------------------------------------------------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                               PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that investors should consider before investing in the common stock of Electronics Boutique. Investors should read the entire prospectus carefully.

                              ELECTRONICS BOUTIQUE

    We believe we are among the world's largest specialty retailers of electronic games. We sell video games and PC entertainment software, supported by the sale of video game hardware, PC productivity software, PC accessories and related products. We offer our products through our large and growing store base, which includes 575 stores located in 46 states, Puerto Rico, Canada, Australia and South Korea, operating primarily under the names Electronics Boutique and Stop 'N Save Software and through our web site at WWW.EBWORLD.COM. In addition to our retailing activities, we provide management services for Electronics Boutique, plc ("EB-UK"), a leading specialty retailer of electronic games in the United Kingdom and Ireland, and for Waldensoftware stores on behalf Borders Group, Inc. Our total revenues and operating income have grown from $339.6 million and $10.3 million in fiscal 1997 to $573.9 million and $32.4 million in fiscal 1999.

    Our core customer is the electronic game enthusiast who demands immediate access to new title releases and who generally purchases more video game titles and PC entertainment software than the average electronic game consumer. We believe that we attract the core game enthusiast due to our:

    - specialty store focus on the electronic game category,

    - ability to stock sought-after new releases,

    - breadth of product selection, and

    - knowledgeable sales associates.

    Our "first to market" strategy establishes our stores and web site as the destination of choice for electronic game enthusiasts. We believe that our vendors recognize the importance of our core game enthusiast customer base and, consequently, often reward us with disproportionately large allocations of newly-released products. We plan to grow our revenues and operating income by:

    - expanding our domestic new store base,

    - focusing on online retailing,

    - increasing store productivity, and

    - pursuing international opportunities.

    We believe we were one of the first video game and PC entertainment software specialty retailers to offer a web site with product reviews and online purchasing. Our core customer tends to be Internet savvy, making e-commerce a necessary and natural progression of our retailing platform. We believe our success in store-based retailing, our strong market identity and existing infrastructure differentiates EBWORLD.COM from other online retailers.

    Electronics Boutique Holdings Corp. was incorporated under the laws of the State of Delaware in March 1998 as a holding company for Electronics Boutique's operating activities. Electronics Boutique was incorporated in the Commonwealth of Pennsylvania in 1977. Our principal executive offices are located at 931 South Matlack Street, West Chester, Pennsylvania 19382 and our telephone number is (610) 430-8100. Electronics Boutique also has a web site located at WWW.EBWORLD.COM. The information which appears on the web site is not part of this prospectus.

                                  THE OFFERING

Shares offered by Electronics Boutique.......  2,000,000 shares
Shares offered by the selling                  1,500,000 shares(1)
  stockholder(1).............................
Total shares outstanding after this            22,201,750 shares
  offering...................................
Use of proceeds by Electronics Boutique......  Advertising and marketing initiatives for
                                               Internet operations; working capital,
                                               including financing new store openings, and
                                               other general corporate purposes.
Nasdaq National Market Symbol................  ELBO

------------------------

(1) Does not include up to 525,000 shares that the underwriters may purchase if they exercise their over-allotment option.

                                  RISK FACTORS

    You should consider the risk factors before investing in Electronic Boutique's common stock and the impact from events that could adversely affect its business.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                           TWENTY-SIX WEEKS
                                                              YEAR ENDED                        ENDED
                                                 -------------------------------------  ----------------------
                                                 FEBRUARY 1,  JANUARY 31,  JANUARY 30,  AUGUST 1,    JULY 31,
                                                    1997         1998         1999         1998        1999
                                                 -----------  -----------  -----------  ----------  ----------
                                                                                             (UNAUDITED)
STATEMENT OF INCOME DATA:
  Net sales....................................   $ 337,059    $ 449,180    $ 570,514   $  208,660  $  235,119
  Management fees..............................       2,526        4,792        3,405        1,101       1,581
                                                 -----------  -----------  -----------  ----------  ----------
  Total revenues...............................     339,585      453,972      573,919      209,761     236,700
  Cost of goods sold...........................     252,813      338,498      431,744      155,424     172,777
                                                 -----------  -----------  -----------  ----------  ----------
  Gross profit.................................      86,772      115,474      142,175       54,337      63,923
  Operating expenses...........................      69,828       87,003       99,972       46,330      53,000
  Depreciation and amortization................       6,615        7,997        9,775        4,659       5,547
                                                 -----------  -----------  -----------  ----------  ----------
  Income from operations.......................      10,329       20,474       32,428        3,348       5,376
  Equity in earnings (loss) of affiliates......        (573)       2,903         (161)        (161)         --
  Interest expense (income), net...............       1,298        1,380          289          808        (252)
  Preacquisition loss of subsidiaries(1).......          --          913           --           --          --
                                                 -----------  -----------  -----------  ----------  ----------
  Income before income tax expense.............       8,458       22,910       31,978        2,379       5,628
  Income tax expense(2)........................         550          846       11,693          191       2,206
                                                 -----------  -----------  -----------  ----------  ----------
  Net income...................................   $   7,908    $  22,064    $  20,285   $    2,188  $    3,422
                                                 -----------  -----------  -----------  ----------  ----------
                                                 -----------  -----------  -----------  ----------  ----------
  Net income per share--basic..................                                                     $      .17
                                                                                                    ----------
                                                                                                    ----------
  Weighted average shares outstanding--
    basic......................................                                                         20,169
                                                                                                    ----------
                                                                                                    ----------
  Net income per share--diluted................                                                     $      .17
                                                                                                    ----------
                                                                                                    ----------
  Weighted average shares outstanding--
    diluted....................................                                                         20,334
                                                                                                    ----------
                                                                                                    ----------
PRO FORMA INCOME DATA(2):
  Income before income taxes...................   $   8,458    $  22,910    $  31,978   $    2,379
  Pro forma income taxes.......................       3,514        9,415       11,866          932
                                                 -----------  -----------  -----------  ----------
  Pro forma net income(3)......................   $   4,944    $  13,495    $  20,112   $    1,447
  Pro forma net income per share--basic........   $     .31    $     .85    $    1.12   $      .09
                                                 -----------  -----------  -----------  ----------
                                                 -----------  -----------  -----------  ----------
  Pro forma weighted average shares
    outstanding--basic(4)......................      15,794       15,794       18,030       15,890
                                                 -----------  -----------  -----------  ----------
                                                 -----------  -----------  -----------  ----------
  Pro forma net income per share-- diluted.....   $     .31    $     .85    $    1.11   $      .09
                                                 -----------  -----------  -----------  ----------
                                                 -----------  -----------  -----------  ----------
  Pro forma weighted average shares
    outstanding--diluted(4)....................      15,794       15,794       18,084       15,890
                                                 -----------  -----------  -----------  ----------
                                                 -----------  -----------  -----------  ----------

                                                                                           TWENTY-SIX WEEKS
                                                              YEAR ENDED                        ENDED
                                                 -------------------------------------  ----------------------
                                                 FEBRUARY 1,  JANUARY 31,  JANUARY 30,  AUGUST 1,    JULY 31,
                                                    1997         1998         1999         1998        1999
                                                 -----------  -----------  -----------  ----------  ----------
                                                                                             (UNAUDITED)
OPERATING DATA(5):
  Stores open at beginning of period(6)........         341          390          452          452         528
  Stores open at end of period.................         360          452          528          474         567
  Sales per square foot(7).....................   $     831    $     926    $   1,016   $      390  $      359
  Average sales per store......................   $     962    $   1,106    $   1,213   $      466  $      437
  Comparable store sales increase (decrease)...        20.8%        15.3%        14.1%        17.8%       (1.2)%
  Inventory turnover...........................         5.1 x        5.3 x        5.6 x        2.6x        2.3x

                                                                                             JULY 31, 1999
                                                                                       --------------------------
                                                                                         ACTUAL    AS ADJUSTED(8)
                                                                                       ----------  --------------
                                                                                              (UNAUDITED)
BALANCE SHEET DATA:
Working capital (deficit)............................................................  $   (7,904)   $   35,518
Total assets.........................................................................     152,436       195,858
Total liabilities....................................................................      99,950        99,950
Stockholders' equity.................................................................      52,486        95,908

------------------------------

(1) The results of operations of two subsidiaries, EB International, Inc. and Electronics Boutique Canada, Inc., have been consolidated since the beginning of fiscal 1998. Preacquisition loss of subsidiaries represents losses in EB International, Inc. and Electronics Boutique Canada, Inc. prior to their acquisition by Electronics Boutique. See the notes to the consolidated financial statements which are included in this prospectus.

(2) Prior to Electronics Boutique's initial public offering, its predecessors were taxed as an S Corporation and a partnership. As a result, their taxable income was passed through to their partners and shareholders for federal income tax purposes. Accordingly, for periods prior to the initial public offering on July 28, 1998, the financial statements do not include a provision for federal income taxes. Additionally, a predecessor to Electronics Boutique elected to be treated as an S corporation for some states, while remaining subject to corporate tax in other states and, as a result, the financial statements prior to July 28, 1998, provide for income taxes in some states. See the notes to the consolidated financial statements which are included in this prospectus.

(3) The pro forma net income gives effect to the application of the pro forma income tax expense that would have been reported had The Electronics Boutique, Inc. and EB Services Company LLP been subject to federal and all state income taxes for fiscal years 1997, 1998 and 1999 and the twenty-six weeks ended August 1, 1998. See the notes to the consolidated financial statements which are included in this prospectus.

(4) Pro forma weighted average shares outstanding gives effect to the number of shares which would have been outstanding upon completion of the initial public offering and related transactions for periods prior to the initial public offering. See the notes to the consolidated financial statements which are included in this prospectus.

(5) Does not reflect stores operated by EB-UK and Waldensoftware for which Electronics Boutique provides management services. See "Business--Management Services."

(6) As of February 2, 1997, stores open at beginning of period reflects the consolidation of Electronics Boutique's domestic stores and its international stores.

(7) Calculated based on stores open for the entire fiscal period presented.

(8) Adjusted to give effect to the sale by Electronics Boutique of 2,000,000 shares of common stock in this offering and the application of the estimated net proceeds.

                                  RISK FACTORS

    You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus, before purchasing shares of common stock of Electronics Boutique. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. Investment in our common stock involves a high degree of risk.

    RISKS RELATED TO THE ELECTRONIC GAME AND PC INDUSTRIES

   MANUFACTURERS MAY FAIL TO INTRODUCE NEW PRODUCTS, WHICH COULD HURT OUR ABILITY TO ATTRACT AND RETAIN CUSTOMERS.

    We are highly dependent on the introduction of new and enhanced video game and PC hardware and software for our success. If manufacturers fail to introduce new games and systems, we would have difficulty attracting and retaining customers to buy the products we sell. Any failure to attract and retain customers could adversely affect our business. Many of the factors that impact our ability to offer new products, and to attract and retain customers, are largely beyond our control. These factors include:

    - dependence upon manufacturers to introduce new or enhanced video game systems,

    - reliance upon continued technological development and the continued use of PCs,

    - dependence upon software publishers to develop popular game and entertainment titles for future generation game systems or PCs, and

    - the availability and timeliness of new product releases at our stores.

   THE VIDEO GAME SYSTEM AND SOFTWARE PRODUCT INDUSTRIES ARE CYCLICAL WHICH COULD CAUSE SIGNIFICANT FLUCTUATION IN OUR EARNINGS.

    Demand for video game systems and software fluctuates in relation to the introduction of next-generation hardware and related software titles. Following the introduction of next-generation products, sales of the new products increase steadily, while sales of the prior-generation products steadily decrease. Manufacturers have historically introduced next-generation systems every four to five years. Peak sales of prior-generation hardware tend to occur in the year of introduction of next-generation systems, while peak sales of prior-generation software titles tend to occur in the year following the peak of prior-generation hardware. If leading video game systems manufacturers fail to introduce next-generation systems, or fail to make significant enhancements to existing systems, our sales of hardware systems and related titles will decrease, which decrease could have a material adverse effect on our results of operations and financial condition.

   IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING INDUSTRY TECHNOLOGY, WE WILL BE AT A COMPETITIVE DISADVANTAGE.

    The video game and PC industries are characterized by swiftly changing technology, evolving industry standards, frequent new product introductions and rapid product obsolescence. These characteristics require us to respond quickly to technological changes and to understand their impact on our customers' preferences. In particular, many video games and other entertainment software are readily available on the Internet. The ability to download electronic games onto PCs could make the retail sale of video games and PC entertainment software obsolete. If this technology continues to expand our customers' ability to access software through other sources, our revenues and earnings could decline.

    RISKS RELATED TO OUR BUSINESS

   FAILURE TO MANAGE NEW STORE OPENINGS COULD NEGATIVELY IMPACT OUR OPERATIONAL AND FINANCIAL RESULTS.

    Our growth will depend on our ability to open and operate new stores profitably. From January 31, 1999 through September 30, 1999, we have opened approximately 47 new stores, and intend to open an additional 53 new stores by January 29, 2000. Our ability to open new stores timely and profitably depends upon several contingencies, many of which are beyond our control. The contingencies include:

    - our ability to locate suitable store sites, negotiate acceptable lease terms, and build out or refurbish sites on a timely and cost-effective basis,

    - our ability to hire, train and retain skilled associates, and

    - our ability to integrate new stores into our existing operations.

    In addition, our services agreement with EB-UK significantly restricts our ability to open stores in Europe. We cannot assure you that we will be able to achieve our planned expansion or that our new stores will achieve sales and profitability levels comparable to our existing stores.

    IF WE DO NOT COMPETE EFFECTIVELY, WE WILL LOSE CUSTOMERS AND OUR EARNINGS WILL DECLINE.

    The electronic game industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. We compete with:

    - video game and PC software specialty stores located in malls and other locations,

    - mass merchants,

    - toy retail chains,

    - online retailers,

    - mail-order businesses,

    - catalogs,

    - direct-to-consumer software publishers, and

    - office supply, computer product and consumer electronics superstores.

    Increased competition may lead to reduced profit margins on video games and PC entertainment software. In addition, customers can rent video games from many video stores and cable television providers. Further, it is likely that other methods of distribution will emerge in the future, which would result in increased competition. Many of our competitors have longer operating histories and significantly greater financial, managerial, creative, sales and marketing and other resources than we have. We also compete with other forms of entertainment activities, including movies, television, theater, sporting events and family entertainment centers. If we do not compete effectively, our revenues and earnings may be adversely affected.

   OUR OPERATING RESULTS FLUCTUATE FROM PERIOD TO PERIOD, WHICH COULD RESULT IN A LOWER PRICE FOR OUR COMMON STOCK.

    Our business is affected by seasonal patterns. We historically generate our highest net sales, management fees and net income during the fourth quarter, which includes the holiday selling season. During fiscal 1999, we generated approximately 44% of our net sales and approximately 82% of our operating income during the fourth quarter. Accordingly, any adverse trend in net sales during the holiday selling season could hurt our results of operations for the quarter as well as for the entire year.

Our results of operations may fluctuate from quarter to quarter depending upon a variety of factors, most of which we cannot control. These factors include:

    - the timing of new product introductions and new store openings,

    - net sales contributed by new stores,

    - increases or decreases in comparable store sales,

    - adverse weather conditions,

    - shifts in the timing of certain holidays or promotions, and

    - changes in our merchandise mix.

    Any one or more of these factors could affect our business, financial condition and results of operations, and this makes the prediction of results of operations on a quarterly basis difficult. Also, it is possible that our quarterly results of operations may be below the expectations of public market analysts and investors. This could adversely affect the price of our common stock.

   IF WE FAIL TO OBTAIN PRODUCTS FROM OUR SUPPLIERS, OUR SALES AND GROSS PROFIT WILL BE NEGATIVELY AFFECTED.

    We rely heavily upon our suppliers to provide us with new products as quickly as possible. We purchase a significant amount of products from Nintendo, Sony, Electronic Arts, D&H Distributing Company, Sega and Hasbro, Inc. and often receive shipments of new release products which are disproportionately large relative to our share of the overall consumer market. During fiscal 1999, we purchased products from Sony, Nintendo and Electronic Arts, which represented 11.0%, 10.8% and 9.3%, respectively, of our net sales. The loss of any of these suppliers could reduce our product offerings, which could cause us to be at a competitive disadvantage. In addition, our financial performance largely depends upon the business terms we obtain from our suppliers, including competitive prices, unsold product return policies, advertising and market development allowances, freight charges and payment terms. Our failure to maintain favorable business terms with our suppliers could adversely affect our ability to offer products to consumers at competitive prices.

    During fiscal 1999, approximately 36% of our product purchases were from domestic distributors of products manufactured overseas, primarily in Asia. To the extent that our distributors rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions, could hurt our business. In addition, in the recent past, many Asian currencies were devalued significantly in relation to the U.S. dollar, and financial markets in Asia experienced significant turmoil. We cannot assure you that these events will not occur again in the future, and if these events do occur, our business could be harmed. Trade restrictions in the form of tariffs or quotas, or both, applicable to the products we sell could also affect the importation of those products generally and could increase the cost and reduce the supply of products available to us.

   OUR E-COMMERCE STRATEGY IS DEPENDENT UPON THE GROWTH OF THE INTERNET AS A MEANS OF COMMERCE.

    If the e-commerce market does not grow or grows more slowly than we expect, our business may not grow as quickly as we anticipate. A number of factors could prevent the acceptance and growth of e-commerce, including the following:

    - e-commerce is at an early stage and buyers may be unwilling to shift their traditional purchasing to online purchasing,

    - increased government regulation or taxation may adversely affect the viability of e-commerce, and

    - adverse publicity and consumer concern about the reliability, cost, ease of access, quality of services, capacity, performance and security of e-commerce transactions could discourage its acceptance and growth.

    OUR E-COMMERCE STRATEGY MAY NOT SUCCEED, WHICH WILL IMPEDE OUR GROWTH.

    Our e-commerce strategy depends in part on our ability to significantly increase sales of our products over the Internet. We are pursuing opportunities to sell our products over the Internet through our web site EBWORLD.COM as well as through Internet marketing partnerships with America Online, CNET and Ziff-Davis Inc. This is a relatively new business and marketing strategy for us and involves risks and uncertainties. We may not succeed in marketing our products over the Internet. In addition, our Internet strategy will require us to significantly increase our advertising and marketing expenditures. If these expenditures do not result in significant sales, our results of operations will be adversely affected.

    OUR INTERNATIONAL OPERATIONS EXPOSE US TO NUMEROUS RISKS.

    We have retail operations in various foreign countries, including Canada, South Korea and Australia, and we intend to pursue opportunities that may arise in these and other countries. Net sales in these foreign countries represented 9.3% of our net sales in fiscal 1999. We are subject to the risks inherent in conducting business across national boundaries, any one of which could negatively impact our business. These risks include:

    - economic downturns,

    - currency exchange rate fluctuations,

    - changes in governmental policy,

    - international incidents,

    - military outbreaks,

    - government instability,

    - nationalization of foreign assets, and

    - government protectionism.

    We cannot assure you that one or more of these factors will not impair our current or future international operations and, as a result, harm our overall business.

   IF WE ARE UNABLE TO RENEW OUR LEASES OR FIND ADDITIONAL SITES FOR EXPANSION, OUR REVENUE GROWTH MAY DECLINE.

    As of September 30, 1999, 72 of our stores (12.5% of all stores) were operated under leases with terms that expire in less than one year. We cannot assure you that we will be able to maintain our existing store locations as leases expire, that we will be able to locate suitable alternative sites on acceptable terms or find additional sites for new store expansion. If we fail to maintain existing store locations, locate to alternative sites or find additional sites for new store expansion, our revenues and earnings may decline.

    WE DEPEND UPON OUR KEY PERSONNEL AND THEY WOULD BE DIFFICULT TO REPLACE.

    Our success depends upon our ability to attract, motivate and retain key management associates for our stores and skilled merchandising, marketing and administrative personnel at our headquarters. In the past, we have been successful in maintaining the continuity of our management team, including our executive officers, Joseph J. Firestone, our President and Chief Executive Officer, Jeffrey W. Griffiths, our Senior Vice President of Merchandising and Distribution and President of EBKids, Seth

P. Levy, our Senior Vice President and Chief Information Officer and the President of EBWORLD.COM and John R. Panichello, our Senior Vice President and Chief Financial Officer and President of BC Sports Collectibles. However, we cannot assure you that we will continue to be successful in attracting and retaining such personnel.

   RISKS RELATED TO THE OFFERING

   THE KIM FAMILY HAS SIGNIFICANT CONTROL OF ELECTRONICS BOUTIQUE AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR STOCK PRICE.

    Following this offering, EB Nevada Inc., a company indirectly controlled by James Kim, his wife and certain trusts for the benefit of his children, will beneficially own approximately 61.6% of the outstanding shares of common stock (59.2% if the underwriters exercise their over-allotment option in full). Accordingly, the Kim family will effectively control Electronics Boutique. Under a credit facility we have with Fleet Capital Corporation, the Kim family is obligated to own, directly or indirectly, not less than 25% of the issued and outstanding capital stock of Electronics Boutique.

    SHARES ARE RESTRICTED FROM IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE.

    THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY.

    After this offering, we will have outstanding 22,201,750 shares of common stock, of which 8,522,050 shares may be resold in the public market immediately. The remaining shares of our total outstanding shares will become available for resale in the public market as shown in the chart below.

    As restrictions on resale end, the market price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them.

                                                                      DATE OF AVAILABILITY FOR RESALE
NUMBER OF SHARES                                                             INTO PUBLIC MARKET
--------------------------------------------------------  --------------------------------------------------------
13,679,700                                                120 days after the date of this prospectus pursuant to a
                                                          lock-up agreement these stockholders have with
                                                          Prudential Securities. However, Prudential Securities
                                                          can waive this restriction at any time and without
                                                          notice. Following the expiration of the lock-up period,
                                                          these shares of common stock may be sold by "affiliates"
                                                          of Electronics Boutique, subject to the volume
                                                          limitations of the federal securities laws.

    WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE.

    The stock market in general has experienced extreme price and volume fluctuations. These broad market fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. You may be unable to resell your shares at or above the public offering price due to a number of factors, including:

    - actual or anticipated quarterly fluctuations in our operating results,

    - changes in expectations of future financial performance or changes in estimates of securities analysts,

    - changes in the market valuations of other companies,

    - announcements of technological innovations,

    - announcements relating to strategic relationships, acquisitions or industry consolidation, and

    - general economic, market and political conditions not related to our business.

   MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DECREASE OUR PROFITS OR MARKET VALUE.

    Our management will have broad discretion in how we use the net proceeds of this offering and you must rely on their judgment regarding the application of the proceeds. You may not agree with management's use of the proceeds of this offering. Our management may use the net proceeds from this offering for purposes that may decrease our profits or market value, including Internet initiatives and related marketing and promotional expenses.

   OTHER RISKS

   OUR STATUS AS A HOLDING COMPANY AND OUR CREDIT FACILITY RESTRICT OUR ABILITY TO PAY DIVIDENDS ON OUR COMMON STOCK.

    We are a holding company and do not have any material assets other than our ownership interests in our subsidiaries. Our common stock will be junior in right of payment to all of our existing and future liabilities and obligations and, by virtue of the fact that we are a holding company, our common stock will be structurally junior in right of payment to all existing and future liabilities and obligations of each of our subsidiaries. We have not declared or paid dividends on our common stock since our initial public offering and do not currently intend to do so. In addition, our credit facility with Fleet Capital Corporation restricts our ability to declare or pay dividends on our common stock.

   PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND STATE LAW COULD RESTRICT OR PREVENT A TAKEOVER, WHICH MAY LIMIT THE PRICE THAT INVESTORS ARE WILLING TO PAY FOR OUR COMMON STOCK.

    Our Certificate of Incorporation and Bylaws and the Delaware General Corporation Law include provisions that could make it more difficult for a third party to acquire us, even though the acquisition might be beneficial to you and other stockholders. If an acquisition is delayed or prevented, the market price of our common stock could be adversely affected.

   YEAR 2000 PROBLEMS COULD DISRUPT OUR BUSINESS OPERATIONS AND COULD ADVERSELY AFFECT OUR REVENUES.

    We use a significant number of computer software programs and operating systems in our internal operations, including applications used in inventory management, distribution, financial business systems and various administrative functions. To the extent that these software applications contain source code that cannot interpret appropriately the upcoming calendar year 2000, we will have to modify or even replace the source code or applications. We are currently modifying our computer software programs and operating systems to make them "Year 2000" compliant and intend to complete our "Year 2000" compliance program before December 31, 1999. We anticipate spending approximately $900,000 in connection with our "Year 2000" compliance program, of which $762,000 has been expended to date. However, we cannot be sure that the costs necessary to update software, or potential systems interruptions will not exceed that amount.

    In addition, in the event that our "Year 2000" remediation efforts fail, we could experience the following:

    - we could experience significant delays in receiving or shipping products,

    - we could lose communication links with our stores,

    - store security systems may not operate, and

    - stores may not be able to process transactions or engage in normal business activity.

    Any large system failures could have a material adverse effect on our business, results of operations and financial condition.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur causing actual results to differ materially from those anticipated or implied in the forward-looking statements.

                                USE OF PROCEEDS

    The net proceeds to Electronics Boutique from the sale of the common stock
in this offering are estimated to be $      , after deducting underwriting
discounts and commissions and estimated offering expenses of $      . We intend
to use these net proceeds in the following manner:

    - approximately $12 million for advertising and marketing initiatives for our Internet operations and

    - working capital expenditures, including financing new store openings, and other general corporate purposes.

    Our management will have broad discretion over the use of the net proceeds from this offering. Pending these uses, we may invest the net proceeds temporarily in short-term, investment grade, interest-bearing securities or guaranteed obligations of the U.S. government. Electronics Boutique will not receive any proceeds from the sale of common stock by the selling stockholders.

                          PRICE RANGE OF COMMON STOCK

    Electronics Boutique's common stock is quoted in the Nasdaq National Market under the symbol "ELBO." The following table sets forth the high and low sales prices of the common stock as reported by the Nasdaq National Market since trading in the common stock began on July 29, 1998.

                                                                               HIGH        LOW
                                                                             ---------  ---------
FISCAL 1999
  Second Fiscal Quarter....................................................  $   14.13  $   13.25
  Third Fiscal Quarter.....................................................  $   14.00  $    6.63
  Fourth Fiscal Quarter....................................................  $   25.75  $   11.75

FISCAL 2000
  First Fiscal Quarter.....................................................  $   19.88  $   12.13
  Second Fiscal Quarter....................................................  $   18.38  $   13.50
  Third Fiscal Quarter (through October 6, 1999)...........................  $   26.31  $   16.65

    On October 6, 1999, the last reported sale price of the common stock in the Nasdaq National Market was $23.125 per share.

                                 CAPITALIZATION

    The following table sets forth as of July 31, 1999 (i) the actual capitalization of Electronics Boutique and (ii) the capitalization of Electronics Boutique as adjusted to reflect this offering and the application of the estimated net proceeds received by Electronics Boutique. See "Use of Proceeds." The following table should be read in conjunction with Electronic Boutique's consolidated financial statements and accompanying notes, which are included in this prospectus.

                                                                                 JULY 31, 1999
                                                                                 --------------
                                                                        ACTUAL                    AS ADJUSTED
                                                                        -------                   -----------
                                                                                 (IN THOUSANDS)
                                                                                  (UNAUDITED)
Current portion of long-term debt.....................................  $    58                     $    58
Long-term debt........................................................       --                          --

Stockholders' equity:
  Preferred stock, $.01 par value; 25,000,000 shares authorized; none
    issued and outstanding............................................       --                          --
  Common stock, $.01 par value; 100,000,000 shares authorized;
  20,169,900 shares issued and outstanding; and
  22,169,900 shares issued and outstanding, as adjusted(1)............      202                         222
  Additional paid-in capital..........................................   31,551                      74,953
  Accumulated other comprehensive expense.............................     (475)                       (475)
  Retained earnings...................................................   21,208                      21,208
                                                                        -------                   -----------
Total stockholders' equity............................................   52,486                      95,908
                                                                        -------                   -----------
Total capitalization..................................................  $52,544                     $95,966
                                                                        -------                   -----------
                                                                        -------                   -----------

------------------------

(1) Excludes 1,557,519 shares of common stock issuable upon exercise of outstanding options. Also excludes an aggregate of 458,701 shares of common stock available for the future grant of stock options and other equity securities under the Electronics Boutique Equity Participation Plan.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

    The following table sets forth, for the periods and at the dates indicated, our summary consolidated financial and operating data. The information presented below under the captions "Statement of Income Data" for fiscal years 1995 through 1999 and "Balance Sheet Data" as of January 28, 1995, February 3, 1996, February 1, 1997, January 31, 1998 and January 30, 1999 is derived from our audited consolidated financial statements. Prior to July 28, 1998, the consolidated financial statements include the combined financial position and results of operations of The Electronics Boutique, Inc. and EB Services Company LLP, which were predecessors to Electronics Boutique. Our audited consolidated financial statements for each of the three fiscal years in the three-year period ended January 30, 1999, and as of January 31, 1998 and January 30, 1999, are included in this prospectus. The information presented below under the captions "Statement of Income Data" for the twenty-six weeks ended August 1, 1998 and July 31, 1999 and "Balance Sheet Data" as of July 31, 1999 are derived from our unaudited interim financial statements included in this prospectus. In the opinion of management, our unaudited financial information contains all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations of Electronics Boutique as of such dates and for such periods. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included in this prospectus.

                                                                                                           TWENTY-SIX WEEKS
                                                                 YEAR ENDED                                     ENDED
                                       ---------------------------------------------------------------  ----------------------
                                       JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,  JANUARY 31,  JANUARY 30,   AUGUST 1,   JULY 31,
                                          1995         1996         1997         1998         1999         1998        1999
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                                                                                             (UNAUDITED)
STATEMENT OF INCOME DATA:
  Net sales..........................   $ 249,552    $ 268,956    $ 337,059    $ 449,180    $ 570,514    $ 208,660   $ 235,119
  Management fees....................       1,158        1,905        2,526        4,792        3,405        1,101       1,581
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
  Total revenues.....................     250,710      270,861      339,585      453,972      573,919      209,761     236,700
  Cost of goods sold.................     182,505      199,226      252,813      338,498      431,744      155,424     172,777
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
  Gross profit.......................      68,205       71,635       86,772      115,474      142,175       54,337      63,923
  Operating expenses.................      56,594       58,989       69,828       87,003       99,972       46,330      53,000
  Depreciation and amortization......       5,324        6,047        6,615        7,997        9,775        4,659       5,547
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
  Income from operations.............       6,287        6,599       10,329       20,474       32,428        3,348       5,376
  Equity in earnings (loss) of
    affiliates.......................        (634)      (1,319)        (573)       2,903         (161)        (161)         --
  Interest expense (income), net.....       1,727        1,818        1,298        1,380          289          808        (252)
  Preacquisition loss of
    subsidiaries(1)..................          --           --           --          913           --           --          --
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
  Income before income tax expense...       3,926        3,462        8,458       22,910       31,978        2,379       5,628
  Income tax expense(2)..............         286          280          550          846       11,693          191       2,206
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
  Net income.........................   $   3,640    $   3,182    $   7,908    $  22,064    $  20,285    $   2,188   $   3,422
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
  Net income per share--basic........                                                                                $     .17
                                                                                                                     ---------
                                                                                                                     ---------
  Weighted average shares
    outstanding-- basic..............                                                                                   20,169
                                                                                                                     ---------
                                                                                                                     ---------
  Net income per share--diluted                                                                                      $     .17
                                                                                                                     ---------
                                                                                                                     ---------
  Weighted average shares
    outstanding-- diluted............                                                                                   20,334
                                                                                                                     ---------
                                                                                                                     ---------

                                                                                                           TWENTY-SIX WEEKS
                                                                 YEAR ENDED                                     ENDED
                                       ---------------------------------------------------------------  ----------------------
                                       JANUARY 28,  FEBRUARY 3,  FEBRUARY 1,  JANUARY 31,  JANUARY 30,   AUGUST 1,   JULY 31,
                                          1995         1996         1997         1998         1999         1998        1999
                                       -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                                                                                             (UNAUDITED)
PRO FORMA INCOME DATA(2):
  Income before income taxes.........                             $   8,458    $  22,910    $  31,978    $   2,379
  Pro forma income taxes.............                                 3,514        9,415       11,866          932
                                                                 -----------  -----------  -----------  -----------
  Pro forma net income(3)............                             $   4,944    $  13,495    $  20,112    $   1,447
  Pro forma net income per
    share--basic.....................                             $     .31    $     .85    $    1.12    $     .09
                                                                 -----------  -----------  -----------  -----------
                                                                 -----------  -----------  -----------  -----------
  Pro forma weighted average shares
    outstanding--basic(4)............                                15,794       15,794       18,030       15,890
                                                                 -----------  -----------  -----------  -----------
                                                                 -----------  -----------  -----------  -----------
  Pro forma net income per share--
    diluted..........................                             $     .31    $     .85    $    1.11    $     .09
                                                                 -----------  -----------  -----------  -----------
                                                                 -----------  -----------  -----------  -----------
  Pro forma weighted average shares
    outstanding--diluted(4)..........                                15,794       15,794       18,084       15,890
                                                                 -----------  -----------  -----------  -----------
                                                                 -----------  -----------  -----------  -----------
OPERATING DATA(5):
  Stores open at beginning of
    period(6)........................         311          325          341          390          452          452         528
  Stores open at end of period.......         325          341          360          452          528          474         567
  Sales per square foot(7)...........   $     721    $     729    $     831    $     926    $   1,016    $     390   $     359
  Average sales per store............   $     785    $     808    $     962    $   1,106    $   1,213    $     466   $     437
  Comparable store sales increase
    (decrease).......................        (6.6%)        3.5%        20.8%        15.3%        14.1%        17.8%       (1.2%)
  Inventory turnover.................         3.6x         3.8x         5.1x         5.3x         5.6x         2.6x        2.3x

                                               JANUARY 28,   FEBRUARY 3,  FEBRUARY 1,  JANUARY 31,  JANUARY 30,   JULY 31,
                                                  1995          1996         1997         1998         1999         1999
                                              -------------  -----------  -----------  -----------  -----------  -----------
                                                                                                                 (UNAUDITED)
BALANCE SHEET DATA:
  Working capital (deficit).................    $   3,344     $ (11,038)   $   9,893    $ (17,728)   $  (3,091)   $  (7,904)
  Total assets..............................       82,900        95,515      139,244      142,791      172,047      152,436
  Total liabilities.........................       66,833        78,066      118,887      114,392      123,205       99,950
  Stockholders' equity......................       16,067        17,449       20,357       28,399       48,842       52,486

------------------------------

(1) The results of operations of two subsidiaries, EB International, Inc. and Electronics Boutique Canada, Inc., have been consolidated since the beginning of fiscal 1998. Preacquisition loss of subsidiaries represents losses in EB International, Inc. and Electronics Boutique Canada, Inc. prior to their acquisition by Electronics Boutique. See the notes to the consolidated financial statements which are included in this prospectus.

(2) Prior to Electronics Boutique's initial public offering, its predecessors were taxed as an S Corporation and a partnership. As a result, their taxable income was passed through to their partners and shareholders for federal income tax purposes. Accordingly, for periods prior to the initial public offering on July 28, 1998, the financial statements do not include a provision for federal income taxes. Additionally, a predecessor to Electronics Boutique elected to be treated as an S Corporation for some states, while remaining subject to corporate tax in other states and, as a result, the financial statements prior to July 28, 1998, provide for income taxes in some states. See the notes to the consolidated financial statements which are included in this prospectus.

(3) The pro forma net income gives effect to the application of the pro forma income tax expense that would have been reported had The Electronics Boutique, Inc. and EB Services Company LLP been subject to federal and all state income taxes for fiscal years 1997, 1998 and 1999 and the twenty-six weeks ended August 1, 1998. See the notes to consolidated financial statements which are included in this prospectus.

(4) Pro forma weighted average shares outstanding gives effect to the number of shares which would have been outstanding upon completion of the initial public offering and related transactions for periods prior to the initial public offering. See the notes to the consolidated financial statements which are included in this prospectus.

(5) Does not reflect stores operated by EB-UK and Waldensoftware for which Electronics Boutique provides management services. See "Business--Management Services."

(6) As of February 2, 1997, stores open at beginning of period reflects the consolidation of Electronics Boutique's domestic stores and its international stores.

(7) Calculated based on stores open for the entire fiscal period presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis should be read in conjunction with the consolidated financial statements and accompanying notes which are included in this prospectus.

OVERVIEW

    We believe that we are among the world's largest specialty retailers of electronic games. Our primary products are video games and PC entertainment software, supported by the sale of video game hardware, PC productivity software, PC accessories and related products. As of September 30, 1999, we operated 575 stores in 46 states, Puerto Rico, Canada, Australia and South Korea, primarily under the names Electronics Boutique and Stop 'N Save Software. Our stores are primarily located in high traffic areas in regional shopping malls and average 1,200 square feet in size. Through our web site at WWW.EBWORLD.COM, we also offer a broad selection of the most popular electronic games, hardware and accessories, most of which are available for immediate delivery. As of September 30, 1999, we provided management services for EB-UK, which operated 271 stores and 18 department store-based concessions in the United Kingdom, Ireland and Sweden. As of September 30, 1999, we also managed 15 mall-based Waldensoftware stores for Borders Group, Inc. Electronics Boutique is a holding company and does not have any significant assets or liabilities, other than all of the outstanding capital stock of its subsidiaries.

    The fiscal year of Electronics Boutique ends on the Saturday nearest January
31. Accordingly, the financial statements for the years ended February 1, 1997 ("fiscal 1997"), January 31, 1998 ("fiscal 1998") and January 30, 1999 ("fiscal 1999") each include 52 weeks of operations.

RESULTS OF OPERATIONS

    The following table sets forth certain income statement items as a percentage of total revenues for the periods indicated:

                                                        TWENTY-SIX WEEKS ENDED
                                                    ------------------------------
                                                    JULY 31, 1999   AUGUST 1, 1998
                                                    -------------   --------------
Net sales.........................................       99.3%           99.5%
Management fees...................................        0.7             0.5
                                                        -----           -----
Total revenues....................................      100.0           100.0
Cost of goods sold................................       73.0            74.1
                                                        -----           -----
Gross profit......................................       27.0            25.9
Operating expenses................................       22.4            22.1
Depreciation and amortization.....................        2.3             2.2
                                                        -----           -----
Income from operations............................        2.3             1.6
Equity in loss of affiliates......................        0.0            (0.1)
Interest (income) expense, net....................       (0.1)            0.4
                                                        -----           -----
Income before income tax expense..................        2.4             1.1
Income tax expense................................        0.9             0.1
                                                        -----           -----
Net income........................................        1.5%            1.0%
                                                        -----           -----
                                                        -----           -----

TWENTY-SIX WEEKS ENDED JULY 31, 1999 COMPARED TO TWENTY-SIX WEEKS ENDED AUGUST
  1, 1998

    Net sales increased by 12.7% from $208.7 million in the twenty-six weeks ended August 1, 1998 to $235.1 million in the twenty-six weeks ended July 31, 1999. The increase in net sales was due primarily to new stores opened since August 1, 1998 and was partially offset by a 1.2% decrease in comparable store sales. Strong demand for Nintendo Game Boy software and hardware, PC entertainment software, toys and software-related action figures positively impacted comparable store sales. Sales of Sony PlayStation and Nintendo 64 video game software were negatively impacted by a relatively weak selection of new-release titles throughout the current year and by the delay in the release of several major titles into the third quarter of this year, while last year's results were positively impacted by sales of a few very successful titles. However, sales of Sony PlayStation and Nintendo 64 video game hardware were below last year's sales primarily due to a price reduction in June 1998 that significantly increased unit sales during last year's comparable period. Electronics Boutique expects sales to be positively impacted in the third quarter of fiscal 2000 by the introduction of a new video game hardware system, Sega Dreamcast, which took place on September 9, 1999.

    Management fees increased by 43.5% from $1.1 million in the twenty-six weeks ended August 1, 1998 to $1.6 million in the twenty-six weeks ended July 31, 1999. The increase was primarily attributable to an additional $248,000 for a performance fee earned for fiscal 1999 under the consulting agreement with Border's Group, Inc. and to $245,000 of additional management fees earned from EB-UK due to increased sales from a newly acquired competitor which occurred in May 1999.

    Cost of goods sold increased by 11.2% from $155.4 million in the twenty-six weeks ended August 1, 1998 to $172.8 million in the twenty-six weeks ended July 31, 1999. As a percentage of net sales, cost of goods sold decreased from 74.5% in the twenty-six weeks ended August 1, 1998 to 73.5% in the twenty-six weeks ended July 31, 1999. The decrease in cost of goods sold as a percentage of net sales was primarily attributable to increases in sales of Nintendo Game Boy software and hardware, toys and software-related action figures that carry higher overall margins than the console video game category, which experienced reduced sales in the current fiscal year.

    Selling, general and administrative expense increased by 14.4% from $46.3 million in the twenty-six weeks ended August 1, 1998 to $53.0 million in the twenty-six weeks ended July 31, 1999. As a percentage of total revenues, selling, general and administrative expense increased from 22.1% in 1998 to 22.4% in 1999. The $6.7 million increase was attributable to the increase in the Company's domestic and international store base and the associated increases in store, distribution, and headquarter operating expenses, which was partially offset by an increase in promotional and marketing reimbursements. The increase in selling, general and administrative expenses as a percentage of total revenues were primarily attributable to expenses associated with the addition of 93 net new stores since August 1, 1998 and for expected new store openings in fiscal 2000.

    Depreciation and amortization expense increased by 19.1% from $4.7 million in the twenty-six weeks ended August 1, 1998 to $5.5 million in the twenty-six weeks ended July 31, 1999. This increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings.

    Operating income increased by 60.6% from $3.3 million in the twenty-six weeks ended August 1, 1998 to $5.4 million in the twenty-six weeks ended July 31, 1999. As a percentage of total revenues, operating income increased from 1.6% in 1998 to 2.3% in 1999, as the decrease in cost of goods sold as a percentage of total revenues more than offset the increase in operating expenses as a percentage of total revenues.

    Interest (income) expense, net, improved from an expense of $0.8 million in the twenty-six weeks ended August 1, 1998 to income of $0.3 million in the twenty-six weeks ended July 31, 1999. The change was primarily attributable to the repayment of Electronics Boutique's debt with the proceeds of the initial public offering and the interest income generated by investing excess cash in short term investments, partially offset by a modest level of borrowing under the company's credit facility.

    As a result of all the above factors, Electronics Boutique's income before income taxes increased by 136.6% from $2.4 million in the twenty-six weeks ended August 1, 1998 to $5.6 million in the twenty-six weeks ended July 31, 1999.

    The following table sets forth certain income statement items as a percentage of total revenues for the periods indicated:

                                                                           YEAR ENDED
                                                              -------------------------------------
                                                              FEBRUARY 1,  JANUARY 31,  JANUARY 30,
                                                                 1997         1998         1999
                                                              -----------  -----------  -----------
Net sales...................................................        99.3%        98.9%        99.4%
Management fees.............................................         0.7          1.1          0.6
                                                                   -----        -----        -----
Total revenues..............................................       100.0        100.0        100.0
Cost of goods sold..........................................        74.5         74.6         75.2
                                                                   -----        -----        -----
Gross profit................................................        25.5         25.4         24.8
Operating expenses..........................................        20.5         19.1         17.4
Depreciation and amortization...............................         1.9          1.8          1.7
                                                                   -----        -----        -----
Income from operations......................................         3.1          4.5          5.7
Equity in earnings (loss) of affiliates.....................        (0.2)         0.7         (0.0)
Interest expense, net.......................................         0.4          0.3          0.1
Preacquisition loss of subsidiaries.........................         0.0          0.2          0.0
                                                                   -----        -----        -----
Income before income tax expense............................         2.5          5.1          5.6
Income tax expense..........................................         0.2          0.2          2.0
                                                                   -----        -----        -----
Net income..................................................         2.3%         4.9%         3.6%
                                                                   -----        -----        -----
                                                                   -----        -----        -----

FISCAL 1999 COMPARED TO FISCAL 1998

    Net sales increased by 27.0% from $449.2 million in fiscal 1998 to $570.5 million in fiscal 1999. The increase in net sales was primarily attributable to a 14.1% increase in comparable store sales, which resulted in a $61.9 million increase in net sales, and the additional sales volume attributable to 76 net new stores opened during fiscal 1999. The increase in comparable store sales was primarily attributable to increases in video game and PC entertainment software sales as well as continued strong demand for PC accessory products.

    Management fees decreased 28.9% from $4.8 million in fiscal 1998 to $3.4 million in fiscal 1999. The decrease was primarily attributable to Electronics Boutique's receipt of a $2.2 million bonus under the UK Services Agreement recorded in fiscal 1998. Electronics Boutique did not receive a bonus under this agreement in fiscal 1999, nor does it expect to receive such a bonus in the future. The absence of a bonus in fiscal 1999 was partially offset by higher recurring management fees earned in fiscal 1999 under the UK Services Agreement.

    Cost of goods sold increased by 27.6% from $338.5 million in fiscal 1998 to $431.7 million in fiscal 1999. As a percentage of net sales, cost of goods sold increased from 75.4% in fiscal 1998 to 75.7% in fiscal 1999. The increase in cost of goods sold as a percentage of net sales was primarily attributable to an increase in freight expenses and to Electronics Boutique's decision to reduce prices on selected electronic game titles in order to increase market share and sales volume. The increase in freight expenses was the result of several factors. Electronics Boutique switched its primary freight carrier and reorganized its third-party distribution framework in order to improve service and merchandise availability to its stores. There was also an increase in the overall number of units shipped by Electronics Boutique to its stores as a result of a lower average cost per unit of product. These increases to cost of goods sold were partially offset by a reduction in inventory shortage and an increase in purchase discounts earned from vendors.

    Selling, general and administrative expense increased by 14.9% from $87.0 million in fiscal 1998 to $100.0 million in fiscal 1999. As a percentage of total revenues, selling, general and administrative expense decreased from 19.1% in fiscal 1998 to 17.4% in fiscal 1999. The $13.0 million increase was primarily attributable to the increase in Electronics Boutique's domestic and international store base and the associated increases in store, distribution, and headquarter operating expenses, which were partially offset by an increase in promotional and marketing reimbursements. The decrease in selling, general and administrative expense as a percentage of total revenues was primarily attributable to an increase in net sales, which offset the impact of the above factors on operating expenses.

    Depreciation and amortization expense increased by 22.2% from $8.0 million in fiscal 1998 to $9.8 million in fiscal 1999. This increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings.

    Operating income increased by 58.4% from $20.5 million in fiscal 1998 to $32.4 million in fiscal 1999. As a percentage of total revenues, operating income increased from 4.5% in fiscal 1998 to 5.7% in fiscal 1999, as the increase in cost of goods sold as a percentage of total revenues was more than offset by the decline in operating expenses as a percentage of total revenues.

    Equity in earnings of affiliates decreased by $3.1 million from earnings of $2.9 million in fiscal 1998 to a loss of $0.2 million in fiscal 1999. The decrease was attributable to the reorganization of Electronics Boutique in conjunction with its initial public offering pursuant to which The Electronics Boutique, Inc., a company controlled by the Kim family, retained the 25.1% investment in EB-UK. The loss of $0.2 million in fiscal 1999 was attributable to this investment and was recorded prior to the July 1998 reorganization. There will be no future equity income or loss on this investment.

    Interest expense, net, decreased by 79.1% from $1.4 million in fiscal 1998 to $0.3 million in fiscal 1999. The decrease was primarily attributable to the repayment of Electronics Boutique's debt with the proceeds of the initial public offering and the interest income earned from investing the excess cash in short term investments during the third and fourth quarters of fiscal 1999.

    Income tax expense increased from $0.8 million in fiscal 1998 to $11.7 million in fiscal 1999. The increase was due to Electronics Boutique being taxed in fiscal 1999 as a C corporation instead of an S corporation after the date of the initial public offering.

    As a result of all the above factors, Electronics Boutique's income before income taxes increased by 39.6% from $22.9 million in fiscal 1998 to $32.0 million in fiscal 1999.

FISCAL 1998 COMPARED TO FISCAL 1997

    Net sales increased by 33.3% from $337.1 million in fiscal 1997 to $449.2 million in fiscal 1998. The increase in net sales was primarily attributable to
(i) a 15.3% increase in comparable store sales, which resulted in a $50.1 million increase in net sales, (ii) the additional sales volume attributable to 45 net new domestic stores, which resulted in a $29.0 million increase in net sales, and (iii) the consolidation of $33.0 million of net sales from international retail operations, which net sales were fully consolidated as a result of the acquisition of interests of joint venture partners acquired in fiscal 1998.

    Management fees increased by 89.7% from $2.5 million in fiscal 1997 to $4.8 million in fiscal 1998. This increase was primarily attributable to the $2.2 million bonus earned by Electronics Boutique under the UK services Agreement with EB-UK. Electronics Boutique does not anticipate receiving bonus payments under this agreement in the future.

    Cost of goods sold increased by 33.9% from $252.8 million in fiscal 1997 to $338.5 million in fiscal 1998. As a percentage of net sales, cost of goods sold increased from 75.0% in fiscal 1997 to 75.4% in fiscal 1998. The increase in cost of goods sold as a percentage of net sales was primarily attributable to Electronics Boutique's decision to reduce prices for selected electronic game titles in order to increase market share and sales volume.

    Selling, general and administrative expense increased by 24.6% from $69.8 million in fiscal 1997 to $87.0 million in fiscal 1998. As a percentage of total revenues, selling, general and administrative expense decreased from 20.5% in fiscal 1997 to 19.1% in fiscal 1998. The $17.2 million increase was primarily a result of the increase in Electronics Boutique's store base and the associated increases in store and headquarter operating expenses. The decrease in selling, general and administrative expense as a percentage of total revenue was primarily attributable to an increase in net sales and management fee income without a proportional increase in corporate and store-level overhead.

    Depreciation and amortization expense increased by 20.9% from $6.6 million in fiscal 1997 to $8.0 million in fiscal 1998. This increase was primarily attributable to capitalized expenditures for leasehold improvements and furniture and fixtures for new store openings.

    Operating income increased by 98.2% from $10.3 million in fiscal 1997 to $20.5 million in fiscal 1998. As a percentage of total revenues, operating income increased from 3.1% in fiscal 1997 to 4.5% in fiscal 1998, as the increase in cost of goods sold as a percentage of total revenues was more than offset by the decline in operating expenses as a percentage of total revenues.

    Equity in earnings of affiliates increased by $3.5 million from a loss of $0.6 million in fiscal 1997 to earnings of $2.9 million in fiscal 1998. The increase was attributable to a $3.2 million increase in equity income recorded for Electronics Boutique's 25.1% investment in EB-UK and the effect of consolidating Electronics Boutique's equity interests in Canada and Korea beginning in fiscal 1998.

    Interest expense, net, increased by 6.2% from $1.3 million in fiscal 1997 to $1.4 million in fiscal 1998. The increase was primarily attributable to the inclusion of foreign operation interest expense in fiscal 1998, which was partially offset by reduced short-term borrowings and the repayment of long-term debt in fiscal 1998.

    As a result of all the above factors, Electronics Boutique's income before income taxes increased by 171% from $8.5 million in fiscal 1997 to $22.9 million in fiscal 1998.

SEASONALITY AND QUARTERLY RESULTS

    Electronics Boutique's business, like that of most retailers, is highly seasonal. A significant portion of Electronics Boutique's net sales, management fees and profits are generated during Electronics Boutique's fourth fiscal quarter, which includes the holiday selling season. Results for any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year. Quarterly results may fluctuate materially depending upon, among other factors, the timing of new product introductions and new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, adverse weather conditions, shifts in the timing of certain holidays or promotions and changes in Electronics Boutique's merchandise mix.

    The following table sets forth certain unaudited quarterly income statement information and other operating data for the four quarters of fiscal 1998, the four quarters of fiscal 1999 and the first two quarters of fiscal 2000. The unaudited quarterly information includes all normal recurring adjustments that management considers necessary for a fair presentation of the information shown.

                                               FISCAL 1998                             FISCAL 1999                   FISCAL 2000
                                 ---------------------------------------  --------------------------------------  ------------------
                                   1ST       2ND        3RD       4TH       1ST       2ND       3RD       4TH       1ST       2ND
                                 QUARTER   QUARTER    QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                                 --------  --------   --------  --------  --------  --------  --------  --------  --------  --------
                                                             (IN THOUSANDS, EXCEPT FOR NUMBER OF STORES)
Total revenues.................  $84,176   $73,394    $ 94,239  $202,163  $107,301  $102,460  $111,300  $252,858  $123,605  $113,095
Gross profit...................   22,235    19,087      24,179    49,973    27,781    26,556    27,672    60,166    33,167    30,755
Income (loss) from
  operations...................    2,159    (1,800)        640    19,475     3,257        90     2,519    26,562     4,435       941
Stores open at quarter end.....      393       407         439       452       465       474       500       528       550       567

LIQUIDITY AND CAPITAL RESOURCES

    Electronics Boutique has historically financed its operations through a combination of cash generated from operations and bank debt. Electronics Boutique's working capital deficit increased from $3.1 million at January 30, 1999 to $7.9 million at July 31, 1999. At July 31, 1999, Electronics Boutique had $9.0 million of borrowings under its $50 million revolving credit facility.

    Electronics Boutique used $26.9 million in cash from operations in the twenty-six week period ended July 31, 1999 and used $8.8 million of cash from operations during the twenty-six weeks ended August 1, 1998. The $26.9 million of cash used in operations in 1999 was primarily the result of a decrease of $20.9 million in accounts payable, a decrease of $9.6 million in taxes payable, a decrease of $1.8 million in accrued expenses, an increase of $1.9 million in accounts receivable and an increase of $1.5 million in merchandise inventories, partially offset by $9.1 million of net income and non-cash charges to net income. The decrease in accounts payable was primarily due to payments of outstanding balances from the end of fiscal 1999. The $8.8 million of cash used in operations in 1998 was primarily the result of a decrease of $16.7 million in accounts payable, an increase of $1.2 million in accounts receivable, and an increase of $1.2 million in merchandise inventories, partially offset by $7.1 million of net income and non-cash charges to net income, a decrease of $2.5 million in due from affiliates, and a $1.1 million decrease in prepaid expenses.

    Electronics Boutique made capital expenditures of $13.7 million in the twenty-six weeks ended July 31, 1999, primarily to open new stores and remodel existing stores, for leasehold improvements at Electronics Boutique's headquarters and primary distribution center, and for equipment and leasehold improvements at a new customer service facility in Las Vegas, Nevada to support Internet and catalog sales operations. Electronics Boutique expects to make approximately $29.0 million of capital expenditures in fiscal 2000. We made capital expenditures of $7.9 million in the twenty-six weeks ended August 1, 1998, primarily for opening new stores, to remodel existing stores and for leasehold improvements at the corporate headquarters and primary distribution center.

IMPACT OF INFLATION

    Electronics Boutique does not believe that inflation has had a material effect on its net sales or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). This statement establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value. The adoption of this standard is not expected to materially impact Electronics Boutique's results of operations, financial condition or long-term liquidity.

    In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133 ("SFAS 137"). SFAS 137 delays the implementation of SFAS No. 133 until the year 2002.

YEAR 2000 STRATEGY

    Electronics Boutique employs a significant number of computer software programs and computer chip controlled devices in its operations, including applications used in inventory management, distribution, financial business systems and various administrative functions. To the extent that these software applications or devices contain source code that is unable to interpret appropriately the upcoming calendar year 2000 ("Y2K") issue, Electronics Boutique may experience varying levels of system failure or miscalculations. Therefore, some level of modification or even possible replacement of such source code, applications or devices will be necessary.

Y2K PROJECT METHODOLOGY AND APPROACH

    Electronics Boutique's Y2K project uses a five-phase methodology and approach, of which the first two phases have been completed The five phases of Electronics Boutique's Y2K project are as follows:

    Phase I--Inventory. Electronics Boutique collects a comprehensive list of items that may be affected by Y2K issues. Item categories are defined as facilities ("Facilities"), hardware ("Hardware"), software ("Software"), vendor hardware and software ("Non-EB"), and system feeds and interfaces ("Interfaces"). As of July 31, 1999, Electronics Boutique had inventoried 100% of items that it believes may be affected by the Y2K issue.

    Phase II--Assessment. Electronics Boutique evaluates the inventory to determine which items will function properly with the change to the new century and ranks items based on their potential impact to Electronics Boutique. Each Item is assigned a priority as follows:

    "Critical": Will potentially impair Electronics Boutique's ability to do business should the item fail.

    "Important": Will adversely affect some productivity should the item fail.

    "Inconvenient": Will cause minor inconvenience should the item fail.

    "Non-Essential": Will have no impact should the item fail.

    Based on assigned priorities from Phase I and II, the following three phases are being carried out to the Critical items first, followed by the Important items, then the Inconvenient items and finally the Non-Essential items if resources are available. Electronics Boutique currently has two remaining items it considers Critical. These items involve the ability to ship product effectively and to poll the store POS systems to monitor daily sales and inventory, either of which could impact the availability of products in our stores. We had planned to remediate all Critical and Important items before July 31, 1999, however this goal was not accomplished due to delays caused by external vendor software issues. Electronics Boutique expects to resolve its remaining Critical issues before October 31, 1999.

    Phase III--Remediation. Electronics Boutique analyzes the items affected by Year 2000, identifying problem areas and repairing non-compliant items.

    Phase IV--Testing. Electronics Boutique performs a thorough test of all remediated systems, including present and forward date testing to simulate dates in Year 2000.

    Phase V--Implementation. Electronics Boutique places all items that have been remediated and successfully tested into production.

SUPPLIER ELECTRONIC DATA INTERCHANGE (EDI) STATUS

    The majority of products Electronics Boutique sells are purchased from a relatively small group of manufacturers and/or distributors. In order to efficiently communicate with these companies, EDI was deployed wherever possible. At the end of fiscal 1999, Electronics Boutique had upgraded to the Y2K compliant EDI "4010" format. However, since a good portion of Electronics Boutique's suppliers are still using non-compliant EDI formats, Electronics Boutique will continue using the "3020" and "3040" formats with these non-compliant suppliers. These suppliers are being tracked in Electronics Boutique's Y2K project database, and every effort will be made to facilitate 100% Y2K compliance with these suppliers. In case some suppliers are still not Y2K compliant by December 31, 1999, Electronics Boutique's contingency plan is to communicate with them through facsimile, mail and/or modem transmissions.

INTERNATIONAL SUBSIDIARIES AND DOMESTIC DISTRIBUTION CENTERS

    Electronics Boutique operates retail stores in Australia, Canada, Puerto Rico and Korea with regional sales offices in all but Puerto Rico. In addition, the Company ships products out of its own distribution centers as well as third-party distribution centers in the continental United States. Instead of deploying and replicating distributed systems at each of these locations, Electronics Boutique implemented a centralized computing environment with telecommunication networks. This approach simplified the Y2K impact to Electronics Boutique as a whole since these locations do not have any Critical systems with which to contend. Most, if not all, desktop applications and computers are the same as those at Electronics Boutique's headquarters. Accordingly, these sites should be less prone to Y2K problems. Nonetheless, Electronics Boutique has completed the inventory and assessment of these systems and is continuing with any necessary remediation, testing and implementation. All locations are expected to be rid of Critical, if any, and Important Y2K issues by October 31, 1999.

OVERALL Y2K PROJECT STATUS BY PRIORITY (AS OF SEPTEMBER 21, 1999)

                                                       COMPLEXITY
                                                ------------------------     Y2K         Y2K          Y2K        COMPLIANT
PRIORITY                                           COUNT       UNIT(1)    READY(2)    TESTED(3)   COMPLIANT(4)     BY(5)
----------------------------------------------  -----------  -----------  ---------  -----------  ------------  ------------
Critical......................................          93        1,223       95.5%       93.9%         93.9%     10/31/1999
Important.....................................         227          405       98.0%       88.1%         88.1%     10/31/1999
Inconvenient..................................          45           51      100.0%       94.1%         94.1%     10/31/1999
Non-essential.................................          14           23      100.0%      100.0%        100.0%

------------------------

(1) Complexity Unit: Measures the aggregate complexity of all items within a priority group based on resources such as people-hour, time and material required. The scale ranges from 1 to 700 per item, with 1 representing the least amount of complexity.

(2) Y2K Ready: The percentage of the items within a priority group as to which Electronics Boutique has received assurances by external providers or believes that through its own remedial action will be able to process Year 2000 dates correctly.

(3) Y2K Tested: The percentage of the items within a priority group for which Electronics Boutique has begun internal testing for Y2K compliance.

(4) Y2K Compliant: The percentage of the items within a priority group which Electronics Boutique believes to be Y2K compliant.

(5) Compliant By: Date by which Electronics Boutique expects that the entire priority group will be Y2K compliant.

    Electronics Boutique expects that the aggregate cost of its identification, assessment, remediation, replacement, testing and implementation efforts related to the Y2K issue will not exceed $900,000 and that these expenditures will be funded from operating cash flows. As of September 21, 1999, Electronics Boutique had incurred costs of approximately $762,000 related to the Y2K issue, including analysis, remediation, repair, or replacement of existing software, and upgrades to existing software which have been expensed as incurred. Electronics Boutique's estimates of the costs of achieving Y2K compliance and the dates by which Y2K compliance will be completed are based on management's best estimate and include assumptions as to the availability of technical skills of Electronics Boutique associates and independent contractors, timely compliance by its business partners, and other factors.

    Electronics Boutique has not yet completed its analysis of the operational problems and costs that may likely result from the failure of Electronics Boutique to properly assess and correct all Y2K issues on a timely basis. Therefore, Electronics Boutique has not developed a contingency plan for dealing with the most likely worst case scenarios that could occur. Electronics Boutique intends to complete its analysis and contingency planning by December 31, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    Electronics Boutique invests cash balances in excess of operating requirements in short-term investment grade securities, generally with maturities of 90 days or less. In addition, Electronics Boutique's revolving credit facility provides for borrowings which bear interest at variable rates based on either the bank's base rate or LIBOR plus 250 basis points. Electronics Boutique had no borrowings outstanding pursuant to the revolving credit facility as of September 30, 1999. Electronics Boutique believes that the effect, if any, of reasonably possible near-term changes in interest rates on Electronics Boutique's financial position, results of operations, and cash flows should not be material.

    Electronics Boutique has retail operations in various foreign countries. Electronics Boutique is subject to currency exchange rate and currency devaluation risks due to these operations. Since approximately 91% of Electronics Boutique's net sales are domestic, Electronics Boutique does not believe that currency exchange rate fluctuations would have a material adverse effect on Electronics Boutique's results of operations and financial condition. Electronics Boutique intends to monitor its exposure to these risks and reevaluate its hedging strategies as appropriate.

                                    BUSINESS

    We believe that we are among the world's largest specialty retailers of electronic games. Our primary products are video games and PC entertainment software, supported by the sale of video game hardware, PC productivity software, PC accessories and related products. As of September 30, 1999, we operated 575 stores in 46 states, Puerto Rico, Canada, Australia and South Korea, primarily under the names Electronics Boutique and Stop 'N Save Software. Our stores are primarily located in high traffic areas in regional shopping malls and average 1,200 square feet in size. Through our web site at WWW.EBWORLD.COM, we also offer a broad selection of the most popular electronic games, hardware and accessories, most of which are available for immediate delivery. We also provide management services for EB-UK which, as of September 30, 1999, operated 271 stores and 18 department store-based concessions in the United Kingdom, Ireland and Sweden. As of September 30, 1999, we also managed 15 mall-based Waldensoftware stores for Borders Group, Inc.

    Our core customer is the electronic game enthusiast who demands immediate access to new title releases and who generally purchases more video game titles and PC entertainment software than the average electronic game consumer. We believe that we attract the core game enthusiast due to our:

    - specialty store focus on the electronic game category,

    - ability to stock sought-after new releases,

    - breadth of product selection, and

    - knowledgeable sales associates, who are often game enthusiasts themselves and who have extensive knowledge of game titles and features.

    We place significant emphasis on offering our customers immediate access to new releases and have designed our product merchandising strategy and distribution systems to facilitate this access. We introduce, on average, 20 new game titles in our stores and on our web site each week. We believe that this "FIRST TO MARKET" strategy establishes our stores and our web site as the destination of choice for electronic game enthusiasts. We believe that our vendors recognize the importance of our core game enthusiast customer base in assuring the success of a new game launch. Therefore, our vendors often reward us with disproportionately large allocations of newly released products. Our strict inventory management system enables us to maintain over 2,000 active SKUs, replenish our large and geographically dispersed store base on a daily basis and minimize mark-downs as titles mature. We support our product offerings with a strong commitment to customer service, which we believe distinguishes us from our competitors. All sales associates receive extensive training on video game and PC entertainment software products, system requirements and selling techniques.

INDUSTRY OVERVIEW

    The electronic game industry is segmented into two primary product platforms: video games and PC entertainment software.

    VIDEO GAMES. Video game play requires two components, video game consoles, known as hardware, and video game titles, known as software. Video game consoles are connected to a free-standing monitor or, typically, a television set. Video game titles are small cartridges or CD-Roms that are inserted into a video game console. From 1996 to July 1999, the video game market was dominated by two manufacturers, Nintendo and Sony, each of which manufactures proprietary hardware in the form of console systems and publishes game titles that run on their console systems but cannot run on their competitors' systems. Third-party publishers also produce a wide range of game titles for each of these major hardware systems. Growth in the industry has been driven by the continued improvements in systems technology, the substantial growth in the number of titles available across game categories and the emergence of well-capitalized software publishers with significant advertising budgets to support new releases.

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    Total domestic retail sales of video game titles, hardware and accessories were approximately $6.1 billion in 1998, which represents an increase of 21% over 1997. This increase was primarily the result of an increased penetration rate of the 32/64 bit, fourth generation of video game hardware technology, which was introduced in 1995 and 1996 under the Sony PlayStation and Nintendo 64 brands. As with each prior generation, the introduction of a new hardware technology has led to an increase in the installed base of game console systems. Enhanced technological features of new hardware expand gaming capabilities, encourage existing players to upgrade their hardware platforms, and simultaneously attract new video game players to purchase their first systems.

    We believe that Sega Dreamcast, which was introduced to the U.S. and Canadian markets in September 1999, represents the first significant improvement in graphics performance, processing power and audio quality over the current 32/64 bit systems. Both Sony and Nintendo have announced plans to introduce their next-generation consoles in 2000. Sony's PlayStation 2 will feature significant performance improvements and importantly, backward compatibility with current-generation PlayStation software, which eliminates obsolescence of current-generation software titles. Nintendo's console, code named Dolphin, will also feature significant performance enhancements over the current N64 system and will be based on DVD technology as compared to the current cartridge-based technology. Historically, following the introduction of next-generation hardware and software products, sales of prior-generation hardware products peak and the sales of prior-generation software titles peak in the following year. We believe that the current transition to next-generation platforms may result in less cyclical sales for current-generation systems and software. This is due to:

    - the continuing strong pace of introductions by software publishers of new releases for the current 32/64 bit systems,

    - significant mass media advertising and promotional activity to support new titles,

    - consumer anticipation that the next-generation Sony game console system will be backward compatible with current-generation games, and

    - the price reduction on 32/64 bit systems from $129 to $99 in August 1999.

    As of the end of June 1999, the current installed base of video game hardware systems in the United States totaled 17.6 million Sony PlayStation units and 10.7 million Nintendo 64 units.

    PC ENTERTAINMENT SOFTWARE. PC entertainment software is generally sold in the form of CD-Roms and played on multimedia PCs featuring fast processors, expanded memories, and enhanced graphics and audio capabilities. The market for PC entertainment software has experienced steady growth in recent years, due primarily to the growth in the installed base of multimedia PCs. The domestic installed base of multimedia PCs has increased from approximately 14 million units in 1995 to approximately 34 million units in 1998. Domestic unit sales of PC entertainment software have increased from approximately 23 million units in 1995 to approximately 54 million units in 1998. Domestic retail sales of PC entertainment software totaled approximately $563 million for the first six months of 1999, an increase of approximately 6% over the same period in 1998. We believe that multimedia PCs priced well below $1,000 will contribute to growth in PC unit sales and broaden the appeal of home PCs as an alternative source of in-home entertainment. Worldwide, the installed base of multimedia PCs and sales of PC entertainment software has grown at a rate comparable to the rate of growth in the United States.

    CUSTOMERS. We believe the typical electronic game consumer is male, between the ages of 14 and 34, and lives in a household with annual income in excess of $50,000. According to the Millennium Gamer Study, owners of video game hardware systems purchase an average of 3.2 game titles per year. We believe that many electronic game players purchase video game titles as well as PC entertainment software. Electronic games are principally sold through retail channels, including specialty retailers like

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Electronics Boutique, as well as mass merchants, toy retail chains, electronics retailers, computer retailers, wholesale clubs, the Internet and mail order.

BUSINESS STRATEGY

    We seek to enhance our position as one of the world's largest specialty retailers of video game titles and PC entertainment software.

    BREADTH OF TITLE SELECTION. We offer our customers an extensive selection of video game titles and PC entertainment software at competitive prices. Our typical store offers approximately 1,350 titles at any given time from over 90 video game and PC entertainment software vendors. Most of these titles are also available on our web site. We continuously update our title selection in each store to reflect the tastes and buying patterns of the store's local market. We carry game titles which are compatible with all major video game hardware systems and PCs. In addition to video game titles and PC entertainment software, we offer a complementary line of productivity and educational software and PC and video game accessories and peripheral products, including graphics accelerators, joysticks, memory cards, books and magazines. By offering all major video game hardware systems and providing a broad but focused assortment of electronic game software and accessories, we seek to establish our stores and web site as the destination of choice for electronic game enthusiasts.

    IMMEDIATE AVAILABILITY OF NEW RELEASES. We strive to be the first in our markets to offer new video game and PC entertainment software titles upon their release. New-release titles are often preceded by substantial publicity in the form of print advertisements and reviews in publications and, increasingly, are promoted through television advertisements. This publicity tends to create high levels of demand for new releases among electronic game enthusiasts, often well in advance of release dates. This demand has afforded us an important marketing opportunity to create excitement surrounding our stores and our web site. To assure our customers immediate access to new releases, we offer our customers the opportunity to purchase video games and PC software prior to their release through the "EB Pre-Sell Program," which guarantees customers a copy of a new release immediately after its launch. We also have established the "EB Reserve List," which entitles participants on this list to be notified when a game has arrived in our stores. On average, we introduce 20 new game titles in our stores and on our web site each week.

    HIGHLY EFFECTIVE INVENTORY MANAGEMENT SYSTEM. We emphasize strict inventory policies in order to manage over 2,000 SKUs, including video game titles, PC entertainment software, video game consoles, accessories and related products. Our inventory management system enables us to maximize sales of new-release titles and avoid markdowns as titles mature. We minimize our inventory risk by:

    - conducting extensive research on new-release titles to forecast anticipated daily sell-through,

    - utilizing POS polling technology to provide daily sales, margin and inventory reports to our merchandising staff,

    - managing inventory on a store-by-store basis to address local customer
      merchandise   preferences, and

    - replenishing store-level inventories daily from our fully-automated distribution centers.

We introduce an average of 10 new SKUs in our stores and on our web site each day. As a result of these inventory management initiatives, we have achieved desired in-stock positions and increased our inventory turns from 5.1x in fiscal 1997 to 5.3x in fiscal 1998 to 5.6x in fiscal 1999. In addition, our fiscal 1999 inventory shortage was less than 0.6% as a percentage of sales.

    DISCIPLINED STORE OPERATIONS. Our management team exercises significant control over all aspects of our store operations, from product research, purchasing and distribution to real estate selection, store

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development, POS financial reporting and sales training. We believe that this commitment to operational control enables us to:

    - operate substantially all of our stores on a profitable basis,

    - identify opportunities to improve store productivity quickly, and

    - react to shifts in product pricing and consumer purchasing trends.

    KNOWLEDGEABLE SALES ASSOCIATES. We believe that our knowledgeable sales associates provide us with an important competitive advantage over mass merchants, toy retail chains and office supply, computer product and consumer electronics superstores, all of which compete with us, but generally offer much lower levels of customer service in the electronic game category than we do. We provide all of our sales associates extensive training on video game and PC entertainment software products, system requirements and selling techniques. Many of our sales associates are also electronic game enthusiasts. We facilitate training through vendor-sponsored EB University seminars, held semi-annually for store managers and field management associates, and through regularly scheduled in-store seminars conducted by our District Managers. In addition, we encourage sales associates to learn about their customers' game preferences. With this knowledge, sales associates can introduce customers to a selection of electronic games and accessories that may suit their preferences or enhance customers' overall game experience. In addition, our sales associates advise customers of pending new releases suited to the customer's expressed interests.

    VALUE PRICING AND AFFINITY PROGRAMS. In an effort to offer maximum value to our customers and discourage comparison shopping, we maintain an everyday low pricing policy and support this policy with our EB Pre-Sell and EB Reserve List affinity programs, as well as a price matching policy. Our price matching program is known as the EB Code of Honor Program. An extensive selection of merchandise and a high level of customer service complement our "everyday low price" policy.

GROWTH STRATEGY

    DOMESTIC NEW STORE EXPANSION. We plan to expand our domestic retail operations by opening additional Electronics Boutique and Stop 'N Save stores in both existing and new markets. From January 31, 1999 through September 30, 1999, we opened 29 additional domestic stores, have executed leases for an additional 20 stores and are currently negotiating additional leases. Our real estate team applies standardized site-selection criteria to secure the best location for our stores when entering a new market or expanding within an existing market. We believe our store formats can operate profitably in high traffic/high rent malls as well as in lower traffic/lower rent malls, central business districts and strip shopping centers. This flexibility provides us with an extensive selection of locations for future store openings.

    EXPANSION OF ONLINE RETAILING. We believe our core customer base is Internet savvy, making e-commerce a necessary and natural progression of our retailing platform. Our web site benefits from a strong market identity and brand name, which we believe contributes to confident e-commerce purchasing decisions. We believe that our merchandise is ideally suited for sale on the Internet because it is easy and cost-efficient to ship, gift-oriented, and it benefits from vendor-sponsored promotion. Additionally, user-friendly information is readily available on our web site for the products we sell. Our e-commerce web site also enables us to gain access to customers who do not live near any of our stores, especially with respect to foreign sales. As foreign demand warrants, we intend to open international distribution centers to increase fulfillment efficiency. We also intend to expand aggressively our customer base through national media campaigns, advertising through Internet properties, such as America Online, Ziff-Davis Inc. and CNET, and continued pursuit of strategic alliances with directories, search engines and content providers.

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    STORE PRODUCTIVITY.  We constantly strive to increase the productivity of our stores by focusing on the following areas:

    - Inventory Management and Controls. We use our POS and inventory management systems, including our fully automated distribution centers, to improve our merchandise mix and in-stock positions, increase inventory turns and drive down shrinkage which, at less than 0.6% as a percentage of sales in fiscal 1999, we believe is among the lowest of mall-based retailers.

    - Managing Store Payroll. We seek to optimize store payroll expense by utilizing our POS reporting systems to assure the best possible match of sales associate floor coverage to customer traffic. In an effort to enhance our store payroll strategy, we continue to implement a system, known as Shoppertrak, that electronically measures store customer traffic throughout the day and provides us with an analysis of sales conversion rates by store and by sales associate. This system allows us to continue to improve our sales conversion rates.

    - Pre-owned Electronic Games. As a result of the proliferation of new titles and the tendency of electronic game players to seek new game challenges after mastering a particular title, a growing market for pre-owned video game titles has evolved in recent years. We offer our customers a store credit for their pre-owned video game titles. Sales of pre-owned video game titles generate higher margins than new titles and their availability in our stores tends to attract our core game enthusiast customer. We believe that a significant opportunity continues to exist to increase sales of pre-owned game titles and we have implemented a number of marketing and merchandising programs, coupled with incentives to our sales associates, to increase our participation in the growing market for pre-owned titles.

    INTERNATIONAL OPPORTUNITIES. We intend to open 15 stores in both Australia and Canada during fiscal 2000. As of September 30, 1999, we operated 37 stores in Australia, 50 stores in Canada, and four stores in South Korea. We provide management services to EB-UK which, as of September 30, 1999, operated 271 stores and 18 department store-based concessions in the United Kingdom, Ireland and Sweden. In fiscal 1999, we opened 14 stores in Australia and 12 stores in Canada. We believe that our current international presence will enable us to leverage our existing distribution and management infrastructure for further expansion.

RETAIL OPERATIONS

    As of September 30, 1999, we operated a total of 575 stores in 46 states, Puerto Rico, Canada, Australia and South Korea, primarily under the names Electronics Boutique and Stop 'N Save Software.

    STORE FORMATS. Electronics Boutique stores are specialty retail stores that offer video game hardware and game titles, PC entertainment, educational and productivity software, and video game and PC accessories. Electronics Boutique and EBX stores are located primarily in high traffic areas in regional shopping malls and generally stock over 2,000 SKUs. The typical mall-based Electronics Boutique store is approximately 1,200 square feet, but stores range in size from 450 square feet to 2,700 square feet, with retail selling space averaging approximately 90% of total square footage. We believe that our stores generate sales per square foot that are among the highest of any mall-based retailer.

    Stop 'N Save Software stores are generally larger-format stores located in urban areas, central business districts, and strip and power shopping centers. We opened our first Stop 'N Save Software store in 1995. Our merchandising strategy at our Stop 'N Save Software stores resembles our merchandising strategy at our Electronics Boutique stores. Stop 'N Save Software stores range in size from 1,250 to 5,000 square feet, with retail selling space averaging approximately 90% of total square footage. In addition, we operate 11 stores that sell sports collectibles and memorabilia under the name

BC Sports Collectibles. We believe the customer base of BC Sports Collectibles shares many of the same demographic characteristics as the customer base of our Electronics Boutique stores. We believe BC Sports Collectibles stores generate higher sales volumes if they are located in metropolitan areas which are in close proximity to cities with several professional sports franchises. We locate our BC Sports Collectibles stores in malls and strip and power shopping centers. The stores generally range in size from 1,000 to 5,000 square feet.

    We opened our first EBKids store in September 1999. EBKids is a new concept we are testing in which we will offer an assortment of interactive and developmental toys and family-friendly, non-violent software that we believe will appeal to a younger customer, ages 4-12 years old. This new store format and product offering is designed to give parents and young children a shopping destination which is family-friendly, free of game titles that include mature content and which capitalizes on the Electronics Boutique brand name.

    SITE SELECTION. We visit numerous mall and strip and power shopping center sites throughout the year in the United States and in several foreign countries in search of suitable store locations. Our standardized site selection criteria include:

    - lease terms,

    - population demographics,

    - psychographics,

    - traffic count,

    - store-front visibility and presence,

    - adjacencies,

    - competition, and

    - accessible parking.

    We believe our store formats can operate profitably in high traffic/high rent malls as well as lower traffic/lower rent malls and shopping centers. Accordingly, we believe that there are a large selection of locations available for future sites. We view lease terms as the most critical element in our site selection process. We have used our knowledge of our market areas to negotiate favorable lease terms at many of our store locations, which has resulted in lower occupancy costs. We regularly review the profitability and prospects of each of our stores and evaluate whether any underperforming stores should be closed or relocated to more desirable locations. We negotiate with landlords to convert desirable Waldensoftware locations into Electronics Boutique stores when their leases terminate.

    STORE ECONOMICS. We believe that our store concepts offer attractive unit economics. We estimate that the average Electronics Boutique store had net sales of approximately $1.2 million in fiscal 1999. From January 31, 1999 through September 30, 1999, the average cost to open an Electronics Boutique store (exclusive of inventory costs) was approximately $142,000. These costs include furniture, fixtures, leasehold improvements and equipment. Our stores have an average opening inventory of $95,000. The cost to open an international store is approximately the same in U.S. dollars as the cost to open a domestic store. Historically, our new stores have generated a positive store operating contribution within the first 12 months of operations.

    STORE OPERATIONS. Our North American store base (in the U.S., Canada, and Puerto Rico) is equally divided into two geographic regions, East and West. These regions are supervised by two Field Operations Vice Presidents, 11 Regional Vice Presidents/Directors and 46 District Managers. Each District Manager is responsible for approximately 12 stores. Our stores in Australia and South Korea are supervised by a Managing Director. Each of our stores has a full-time manager and a full-time assistant manager in addition to hourly sales associates, most of whom work part-time. The number of hourly sales associates fluctuates depending on our seasonal needs. Our domestic stores are open seven days per week and generally ten hours each day. We operate our international stores in a manner substantially similar to our domestic stores.

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ONLINE RETAILING

    In April 1999, we established EBWORLD.COM as a separate e-commerce subsidiary to accelerate the growth of our Internet business. Through the twenty-six weeks ending July 31, 1999 we have recorded 6.4 million visits to our web site, resulting in $2.6 million in revenues. This compares to approximately
10.2 million visits and $4.3 million in revenues for the full 1999 fiscal year. Similar to last year, we anticipate that the majority of our online sales during this fiscal year will occur during the fourth quarter.

    The Internet represents a logical extension of our traditional store-based retail business. We believe that our customers are generally more familiar with the Internet and with online retailing than are most consumers. In addition, we believe that our web site's detailed product reviews, game previews, new release schedules, product notification services, industry news and advanced search capabilities will appeal to a worldwide audience of game enthusiasts. Our experience in store-based retailing provides us with a significant advantage over online only competitors. We believe that the breadth of our store-based operations and the strength of the Electronics Boutique brand name will differentiate EBWORLD.COM from other online competition. EBWORLD.COM utilizes our merchandising expertise to leverage our strong vendor relationships and provide online customers with an extensive selection of titles. Further, EBWORLD.COM leverages our distribution and order fulfillment capabilities, which have supported our direct-to-consumer catalog operations for more than 10 years.

    To date, our marketing strategy for EBWORLD.COM has consisted of alliances with directories, search engines, content providers and related web sites which feature electronic games. As an example, EBWORLD.COM is the exclusive commerce provider for the IGN.com network of web sites and IGN.com provides EBWORLD.COM with electronic game-related content. IGN.com is a leading online provider of entertainment content. EBWORLD.COM is launching a new marketing campaign during the third quarter of fiscal 2000 which is designed to increase customer awareness of EBWORLD.COM among game enthusiasts. The marketing campaign will feature an assortment of current, popular products, and will be targeted to attract the mass market as well as the avid gaming community. It will be supported through national print, radio and television advertising. We anticipate that this advertising campaign will also drive sales at our stores through association with the Electronics Boutique brand name, as the stores have traditionally depended on mall traffic, and not company-sponsored advertising, to draw customers.

    We have implemented many initiatives designed to maintain the competitive position of EBWORLD.COM and to ensure that the online store can support significant further growth in customer traffic, sales and earnings. These initiatives include:

    IMPROVED CUSTOMER SERVICE. We have expanded our customer service capabilities by opening a customer contact center located in Las Vegas, Nevada, during the second quarter of fiscal 2000. The customer contact center is open 24 hours a day, seven days a week, and is staffed by trained customer sales representatives who respond to EBWORLD.COM customer inquiries via telephone, e-mail or instant messaging. The center is designed to provide a high level of customer service comparable to that available within our stores.

    ENHANCED ORDER FULFILLMENT AND DISTRIBUTION. To enhance our order fulfillment capabilities, we began shipping from our Louisville, Kentucky distribution center in the third quarter of fiscal 2000. We have also expanded our capacity for processing orders by upgrading our order fulfillment software and increasing staffing and equipment dedicated to online order fulfillment.

    UPGRADED WEB SITE. We have upgraded our web site to increase performance and customer usability. The new web site design provides customers with a faster and more convenient shopping experience through more efficient use of graphics and straightforward navigation. To best accommodate our increased Internet traffic, we have moved our web site to an external hosting data center, which allows us to add hardware and increase bandwidth as necessary to maintain peak performance.

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MANAGEMENT SERVICES

    As of September 30, 1999, we provided management services to 304 specialty electronic game stores in the United States, the United Kingdom, Ireland and Sweden.

    EB-UK STORES. As of September 30, 1999, we provided management services for 271 stores and 18 department store-based concessions in the United Kingdom, Ireland and Sweden under a contract with EB-UK, a corporation organized under the laws of the United Kingdom.

    EB-UK is one of the leading specialty retailers of electronic games in the United Kingdom and Ireland. EB-UK's business strategy is substantially similar to our business strategy. EB-UK strives to offer its customers an extensive selection of video games and PC entertainment software, immediate availability of new releases, knowledgeable sales associates, value pricing and other customer incentive programs. EB-UK also has a highly effective inventory management system and distribution center. EB-UK stores are generally located in malls and "high street" shopping districts.

    Under the terms of the UK Services Agreement, we provide management services to EB-UK, including assistance with ordering and purchasing inventory, store design and acquisition, advertising, promotion, publicity and information systems. In exchange, EB-UK is responsible for the payment of fees, payable, at our option, in cash or EB-UK stock, equal to 1.0% of net sales plus a bonus calculated on the basis of net income in excess of a pre-established target set by EB-UK. In May 1999, EB-UK acquired a competitor in the United Kingdom, which should serve to increase EB-UK's net sales in the future. The UK Services Agreement provides for EB-UK to have a right of first refusal on any business opportunity of which we become aware in Europe (excluding Scandinavia) relating to electronic game retailing. The UK Services Agreement prohibits us from competing with EB-UK in the United Kingdom or Ireland during the term of the UK Services Agreement, and for one year after its termination. The UK Services Agreement has an initial term expiring on January 31, 2006. EB-UK's right to use the Electronics Boutique name terminates six months after the UK Services Agreement expires on January 31, 2006. The stockholders of EB-UK elected Joseph
J. Firestone, our President and Chief Executive Officer, and John R. Panichello, our Senior Vice President and Chief Financial Officer, to serve as non-executive Directors of EB-UK.

    WALDENSOFTWARE STORES. We manage 15 Waldensoftware stores under a management contract with Borders Group, Inc. The Waldensoftware stores are domestic, mall-based stores that offer similar product lines as our Electronics Boutique stores. We provide management services to Waldensoftware in exchange for a fixed fee per store plus a bonus calculated on the basis of net income in excess of the fixed management fee. We manage the stores in a manner substantially similar to our Electronics Boutique stores. We negotiate with landlords to convert desirable Waldensoftware locations into Electronics Boutique stores when their leases terminate.

PRODUCTS

    Our product line consists of video game titles, PC entertainment software titles, video game hardware systems, related products and toys, trading cards, and accessory products. We also market selected PC productivity and educational software titles. Our in-store inventory at any given time consists of over 2,000 SKUs.

    VIDEO GAME TITLES AND PC ENTERTAINMENT SOFTWARE. We carry over 450 video game titles (excluding pre-owned games) and over 900 active PC entertainment software SKUs at any given time. We purchase video game titles directly from the leading manufacturers, which include Nintendo, Sega and Sony, as well as a variety of third-party game publishers, such as Electronic Arts, Acclaim Entertainment, Inc. and Midway Home Entertainment, Inc. We rank as one of the larger domestic customers of video game products from these publishers. We currently purchase titles from approximately 90 vendors. We market electronic games across a variety of genres, including Action,

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Strategy, Adventure/Role Playing, Simulation, Sports, Children's Entertainment
and Family Entertainment. We maintain a broad selection of popular new-release titles, which we define as titles that have been available for no more than six weeks from the date of their release.

    VIDEO GAME HARDWARE. We offer the video game hardware systems of all major manufacturers, including the Sony PlayStation, Nintendo 64, Nintendo Game Boy and the new Sega Dreamcast. In support of our strategy to be the destination of choice for electronic game enthusiasts, we aggressively promote the sale of video game hardware systems. We believe that this policy increases store traffic and promotes customer loyalty, leading to increased sales of video game titles, which typically have higher gross margins than video game hardware systems. We also offer extended service agreements and extensions of manufacturer warranties of the video game systems.

    RELATED PRODUCTS AND TRADING CARDS. We offer an assortment of trading cards, such as Pokemon and Star Wars products, that appeal to the same core customer group as our video game customer. We also offer action figures that are related to video game characters. We experienced an increase in the sale of related products in the first half of fiscal 2000, driven particularly by sales of Pokemon products.

    PC EDUCATION AND PRODUCTIVITY SOFTWARE. In addition to our category dominant assortment of video game and PC entertainment software titles, we offer a complementary selection of educational, personal productivity and finance software titles. We believe that these titles also appeal to our core customer base.

    ACCESSORIES. In recent years, the growing popularity of electronic games has led to an increase in sales of accessory products, which generally have higher gross margins than hardware and software products. Accessory products enhance the total gaming experience. Presently, we offer approximately 550 accessory product SKUs, including 3-D graphics accelerators, memory cards and joysticks. We also market instructional books on the most popular electronic game titles.

INVENTORY MANAGEMENT AND DISTRIBUTION

    INVENTORY MANAGEMENT. We carefully manage our inventory to minimize the risk associated with introducing new products. Our merchandising staff evaluates potential products by testing many pre-release samples received from publishers, reading game reviews, interviewing customers and store associates, and studying vendor marketing plans. Our centralized merchandising staff also analyzes the EB Pre-Sell Program and EB Reserve List information and other data to estimate initial demand and the life cycle for a new release. We then use our new product analyses to plan initial allocations among our stores and web site of the total initial purchase of a newly-released title.

    We use our management information system to measure, on a daily basis, SKU level sales, gross margins and inventory balances. After sales histories for a particular product are compiled, appropriate stock levels are designed for that specific product. Sales levels are continuously monitored by our merchandising staff, which receives sales and inventory reports by SKU on a daily basis through POS polling technology as well as recommended order quantities and product discontinuations from each store. Replenishment allocations among stores are then made based on this data. We focus on inventory turnover by operating our allocation, traffic, buying, distribution and third party functions on a "just in time" replenishment basis. This focus allows us to minimize our inventory risk and we believe provides us with a competitive advantage.

    DISTRIBUTION. Our primary distribution center is a 120,000 square foot facility located in West Chester, Pennsylvania. We intend to open an additional 80,000 square foot distribution facility at our West Chester, Pennsylvania site in October 1999. In addition, in April 1999, we leased a 52,000 square foot distribution center in Louisville, Kentucky to support flowthrough operations on new release and top selling products. These facilities allow us to replenish our stores on a daily basis, thereby reducing inventory levels and increasing inventory turns, while supporting our "FIRST TO MARKET" new-release strategy. Our rapid processing capability in our distribution center is facilitated by several advanced inventory management technologies, including paperless picking and radio frequency support. Our ability to rapidly process incoming shipments of new-release titles quickly and distribute them to all of our stores either that same day or by the next morning enables us to meet peak demand. We also believe that our distribution network provides a competitive advantage for EBWORLD.COM since our distribution and inventory management systems enable us to provide immediate delivery service to our online customers.

    During peak sales periods, we may enter into short-term arrangements for additional retail distribution centers to ensure timely restocking of all of our stores. We have also developed a flexible third-party network to provide additional regional distribution support for new product releases.

MARKETING

    IN-STORE PROMOTIONS. Our Electronics Boutique stores are primarily located in high traffic, high visibility areas in regional shopping malls. Accordingly, our marketing efforts are designed to draw mall patrons into our stores through the use of window displays and other attractions visible to shoppers in the mall concourse. Inside the stores, we feature selected products through the use of vendor displays, signs, fliers, point of purchase materials and end-cap displays. We receive cooperative advertising and market development funds from manufacturers, distributors, software publishers and accessory suppliers to promote their respective products.

    THE EB PRE-SELL PROGRAM AND THE EB RESERVE LIST. The EB Pre-Sell Program offers our customers the opportunity to purchase video games and PC software prior to their release, and the EB Reserve List entitles participants to be notified when a game has arrived in our stores. Customers who participate in the EB Pre-Sell Program pay for a game prior to its release and may receive a promotional gift in connection with the purchase (such as a t-shirt or a watch). The EB Pre-Sell Program and the EB Reserve List enable our customers to receive a new product on the first day it is available in our stores and on our web site, and are designed to enhance our reputation as the destination of choice for electronic game enthusiasts.

    CATALOGS. We publish six or more full color catalogs each year, which range in size from 48 to 100 pages and feature a broad array of products. The cost of these catalogs is funded by our software, hardware and accessories vendors. The catalogs are available in our stores and are mailed to several hundred thousand households from our proprietary customer lists. The catalogs are also inserted in leading industry magazines.

    EBWORLD.COM. We have continued to pursue strategic on-line alliances with directories, search engines, content providers and web sites in order to grow our customer base. As an example, EBWORLD.COM is the exclusive commerce provider for the IGN.com network of web sites and IGN.com provides EBWORLD.COM with electronic game-related content. IGN.com is a leading online provider of entertainment content. We advertise on other networks including America Online, Ziff-Davis Inc. and CNET. Additionally, EBWORLD.COM is a Gold Tenant in the Electronic Gaming category of America Online's shop@home site. We also have a similar e-commerce agreement with CNET related to their shopper.com site. We have recently launched a new marketing initiative that is designed to increase market penetration among game enthusiasts and broaden overall market awareness. This campaign includes national print, radio and television advertising.

    PRE-OWNED GAMES. Video game software has a useful life of thousands of plays. As a result of the proliferation of new titles and the tendency of electronic game players to seek new game challenges after mastering a particular title, a growing market for pre-owned video game titles has evolved in recent years. We offer our customers a store credit for their pre-owned video game titles, which can be applied towards the purchase of new or pre-owned products. We then resell the pre-owned video game titles at discount prices, but with gross profit margins higher than those for new video game titles. We believe our wide assortment of pre-owned video game titles distinguishes us from our competitors.

    OTHER MARKETING PROGRAMS. We provide our customers with a liberal return policy. Our customers can return opened software products for a full credit within ten days after purchase. We maintain an "everyday low pricing" policy.

TRAINING AND DEVELOPMENT

    We place an emphasis on training and developing our sales associates and store managers. We believe that our training and developmental programs make our sales associates and store managers more knowledgeable and enthusiastic about our product offerings, providing us with an important competitive advantage over mass merchants, toy retail chains and electronics and computer superstores. In addition, we believe by providing extensive associate training we have a higher employee retention rate than most mall-based specialty retailers. We provide training and development at the store level, through regularly scheduled seminars conducted by our District Managers, and through EB University. EB University is a semi-annual, vendor-sponsored, multiday seminar encompassing sales training, extensive product demonstrations and a variety of team building exercises. In September 1999, we hosted our EB University seminar in Orlando, Florida, where substantially all of our store and field managers were present. This event was attended by 123 vendors, displaying and demonstrating their latest product offerings.

MANAGEMENT INFORMATION SYSTEMS

    Our primary management information system is a customized version of the AS400-based JDA Merchandise Management System. We have made proprietary enhancements to this program which enable us to analyze total, comparative and new store sales data at the company, region, district and store levels.

    Additional revisions to the program have enhanced analysis of top selling items, new-release sales and gross margin item rankings. We operate our own proprietary store POS and back office systems and believe this provides a strategic advantage by allowing us to make fast enhancements to meet business opportunities. We have integrated the Shoppertrak customer counting technology into our POS and our AS400 system. This combination of technology provides centralized access to store traffic and sales conversion information by store and hour. We have this technology installed in over 200 of our stores and intend to continue implementation aggressively. We continue to invest in our management information system by, among other things, upgrading our global financial reporting and analytical capabilities through the implementation of the Lawson Associates, Inc. financial software products in fiscal 2000. We intend to enhance our management information systems further with client server and data warehousing applications to improve sales analysis and targeted consumer marketing. We spent $2.0 million for information system improvements, including "Year 2000" expenditures, in fiscal 1999 and, in the first twenty-six weeks of fiscal 2000, have spent $1.3 million of a budgeted $2.5 million for additional improvements.

    We have completed the upgrade of all JDA programs running on the AS400 system to be "Year 2000" compliant. All other software and hardware products have been inventoried and are being updated as necessary. We intend to complete addressing all potential "Year 2000" problems by December 31, 1999.

VENDORS

    With the exception of certain personal productivity software titles and accessories, we purchase substantially all of our products directly from manufacturers and software publishers. Our top 25 vendors accounted for approximately 77% of purchases in each of fiscal 1999 and the first twenty-six weeks of fiscal 2000. Our largest vendors in fiscal 1999 and the first twenty-six weeks of fiscal 2000 were Sony (11.0% and 7.9% of net sales), Nintendo (10.8% and 12.0% of net sales), Electronic Arts (9.3% and 8.7% of net sales) and D&H Distributing Company (6.2% and 5.7% of net sales). No other vendor (other than Havas Interactive Inc. in fiscal 1999) accounted for more than 5.0% of our software or accessory purchases during such periods. However, we expect Sega, through our sales of their Dreamcast product, to account for greater than 5% of our net sales for the third quarter of fiscal 2000. We believe that maintaining and strengthening our long-term relationships with our vendors is essential to our operations and continued expansion. We have no contracts with trade vendors and conduct business on an order-by-order basis, a practice that is typical throughout the industry. We believe that we have very good relations with the vendor community.

COMPETITION

    The electronic game industry is intensely competitive and subject to rapid changes in consumer preferences and frequent new product introductions. We believe that key competitive factors are:

    - ability to procure high-demand product,

    - knowledgeable service,

    - price,

    - reputation, and

    - shopping environment.

    We compete with other video game and PC software stores located in malls, as well as with mass merchants, toy retail chains, mail-order businesses, catalogs, direct sales by software publishers, online retailers, and office supply, computer product and consumer electronics superstores. In addition, video games are available for rental from many video stores. Further, other methods of retail distribution may emerge in the future which would result in increased competition. Some of our competitors have longer operating histories and significantly greater financial, managerial, creative, sales and marketing and other resources than us. We also compete with other forms of entertainment activities, including movies, television, theater, sporting events and family entertainment centers. Our ability to retain our existing customers and attract new customers depends on numerous factors, some of which are beyond our control. These factors include the continued introduction of new and enhanced video game and PC hardware and software, and the availability and timeliness of new product releases at our stores.

PROPERTIES

    STORE LEASES. All of our stores are leased. As of September 30, 1999, we had 575 stores. In general, our leases have an initial term of seven to ten years, with some leases having at least one or more five-to-seven year renewal options.

    HEADQUARTERS. We lease our headquarters and our primary distribution center, which are located in a single 140,000 square foot building on several acres in West Chester, Pennsylvania. The lease requires us to pay $50,000 per month in rent and expires in May 2000.

    DISTRIBUTION CENTERS. In addition to our West Chester, Pennsylvania distribution center, in April 1999 we leased a 52,000 square foot building in Louisville, Kentucky which supports flow through operations on new releases and top-selling products. The lease requires us to pay $14,000 per month in rent and expires in April 2004. We are building an additional 80,000 square foot distribution facility on several acres of land we acquired adjacent to our West Chester, Pennsylvania site. It is expected to open in October 1999.

TRADEMARKS/REGISTRATIONS

    We possess registered trademarks for Electronics Boutique-TM-, EBX-TM- and Stop 'N Save Software-TM-. We also possess trademarks for BC Sports Collectibles-TM- and EBWORLD.COM-TM- as well as other registered trademarks and service marks, both in the United States and in certain foreign jurisdictions. We have a trademark application for EBKids pending.

    We believe our trademarks are valuable and intend to maintain our trademarks and their related registrations. We do not know of any pending claims of infringement or other challenges to our right to use our marks in the United States or elsewhere. We have no patents, licenses, franchises or other concessions which are considered material to our operations.

ASSOCIATES

    As of September 30, 1999, we had approximately 4,600 non-seasonal associates, of which approximately 2,700 were employed on a part-time basis. In addition, during the calendar 1998 peak holiday shopping season, we hired approximately 640 temporary associates. We believe that our relationship with our associates is good. None of our associates is represented by a labor union or is a member of a collective bargaining unit.

LEGAL PROCEEDINGS

    We are involved from time to time in legal proceedings arising in the ordinary course of our business. In the opinion of management, no pending proceedings will have a material adverse effect on our results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    Electronics Boutique's executive officers and directors are as follows:

NAME                                        AGE                                  POSITION
---------------------------------------     ---     ------------------------------------------------------------------
James J. Kim...........................     63      Chairman of the Board
Joseph J. Firestone....................     68      President, Chief Executive Officer and Director
Jeffrey W. Griffiths...................     48      Senior Vice President of Merchandising and Distribution;
                                                      President, EB Kids
Seth P. Levy...........................     41      Senior Vice President and Chief Information Officer; President,
                                                      EBWORLD.COM
John R. Panichello.....................     38      Senior Vice President and Chief Financial Officer; President, BC
                                                      Sports Collectibles
Dean S. Adler..........................     42      Director
Susan Y. Kim...........................     36      Director
Louis J. Siana.........................     67      Director
Stanley Steinberg......................     66      Director

    JAMES J. KIM. Mr. Kim has served as Electronics Boutique's Chairman and a Class III Director since March 1998. Mr. Kim founded Electronics Boutique's predecessor in 1977 and has served as its Chairman since its inception. Mr. Kim has served as Chairman and Chief Executive Officer of Amkor Technology, Inc. and Amkor Electronics, Inc. since September 1997 and 1968, respectively. In April 1998, Amkor Electronics merged with and into Amkor Technology. Amkor Technology is a semiconductor packaging and test service company. Mr. Kim also serves as the Chairman of the Anam group of companies, which consists principally of companies in South Korea in the electronics industries. Mr. Kim also serves as the Chairman and Chief Executive Officer of Forte Systems, LLC, a company which provides information technology services, and is a director of CFM Technologies, Inc., a manufacturer of equipment used in the manufacturing process of semiconductors and flat panel displays. Mr. Kim is a member of the Compensation Committee of the Board of Directors.

    JOSEPH J. FIRESTONE. Mr. Firestone has served as the President, Chief Executive Officer and a Class III Director of Electronics Boutique since March 1998. Mr. Firestone has served as the President of Electronics Boutique's predecessor since February 1984, and its President and Chief Executive Officer since February 1995. Mr. Firestone has served as a director of EB-UK since May 1995. Mr. Firestone also serves on the Executive Advisory Board of the Center for Retailing Education and Research of the University of Florida and as a Director of the National Retail Federation. Mr. Firestone earned a B.S. degree in Business and an M.B.A. degree from Long Island University.

    JEFFREY W. GRIFFITHS. Mr. Griffiths has served as Electronics Boutique's Senior Vice President of Merchandising and Distribution since March 1998 and President of our EBKids division since March 1999. Mr. Griffiths has served as Senior Vice President of Merchandising and Distribution of Electronics Boutique's predecessor since March 1996. From March 1987 to February 1996, Mr. Griffiths served as Vice President of Merchandising of Electronics Boutique's predecessor and, from April 1984 to February 1987, he served as the Merchandise Manager of Electronics Boutique's predecessor. Mr. Griffiths earned a B.A. degree in History from Albright College and an M.B.A. degree from Temple University.

    SETH P. LEVY. Mr. Levy has served as Senior Vice President and Chief Information Officer and the President of our EBWORLD.COM division since March 1999. From February 1997 to March 1999, Mr. Levy served as our Vice President and Chief Information Officer. From 1991 until February 1997, Mr. Levy served as the Director of System Development for the May Merchandising and May Department International divisions of May Department Stores. Mr. Levy earned a B.A. degree from the University of California at San Diego.

    JOHN R. PANICHELLO. Mr. Panichello has served as the Senior Vice President and Chief Financial Officer of Electronics Boutique since March 1998. Mr. Panichello has served as the Senior Vice President of Finance of Electronics Boutique's predecessor and the President of our BC Sports Collectibles division since March 1997. From March 1996 to February 1997, Mr. Panichello served as Electronics Boutique's predecessor's Senior Vice President of Finance and, from June 1994 to February 1996, he served as its Vice President and Treasurer. Mr. Panichello served as the President and Chief Executive Officer of Panichello & Company, a certified public accounting firm, from May 1990 to May 1994. Mr. Panichello has served as a director of EB-UK since May 1995. Mr. Panichello earned a B.S. degree in Accounting from West Chester University and an M.B.A. degree in Finance from Drexel University. Mr. Panichello is a Certified Public Accountant. Mr. Panichello is the husband of Susan Y. Kim and the son-in-law of James J. Kim.

    DEAN S. ADLER. Mr. Adler has served as a Class II Director of Electronics Boutique since March 1998. In March 1997, Mr. Adler formed Lubert/Adler Partners, LP, a limited partnership investing primarily in real estate and real estate-related ventures. For ten years prior thereto, Mr. Adler was a principal and co-head of the private equity group of CMS Companies, which specialized in acquiring operating businesses and real estate within the private equity market. Mr. Adler was also an instructor at The Wharton School of the University of Pennsylvania. Mr. Adler serves on the Boards of Directors of US Franchise Systems, Inc., Trans World Entertainment Corporation, and Developers Diversified Realty Corporation. Mr. Adler earned a B.S. degree in Finance from The Wharton School of the University of Pennsylvania and a J.D. degree from the University of Pennsylvania Law School. Mr. Adler is a member of the Compensation Committee of the Board of Directors.

    SUSAN Y. KIM. Ms. Kim has served as a Class I Director of Electronics Boutique since March 1998. Ms. Kim served as a Senior District Manager of Electronics Boutique's predecessor from 1991 to 1992, as its Personnel Manager from 1989 to 1991, as a Buyer for Electronics Boutique's predecessor from 1986 to 1989, and as a Field Manager from 1985 to 1986. Ms. Kim serves as a Director of The Electronics Boutique, Inc. Ms. Kim earned a B.A. degree in Sociology from Hamilton College. Ms. Kim is the daughter of James J. Kim and the wife of John
R. Panichello.

    LOUIS J. SIANA. Mr. Siana has served as a Class II Director of Electronics Boutique since March 1998. Mr. Siana is a certified public accountant and a senior partner in the accounting firm of Siana, Carr & O'Conner LLP. Mr. Siana earned a B.S. degree in Accounting from LaSalle University. Mr. Siana is a member of the Audit and Compensation Committees of the Board of Directors.

    STANLEY STEINBERG. Mr. Steinberg has served as a Class I Director of Electronics Boutique since September 1998. Mr. Steinberg has served as a consultant to Sony Corp. of America since June 1998. From August 1994 to June 1998, Mr. Steinberg served as Chairman of Sony Retail Entertainment. From 1989 until 1994, Mr. Steinberg served as Executive Vice President and Chief Operating Officer of Walt Disney Imagineering. Mr. Steinberg serves on the Board of Directors of AMC, Inc. and served on the Board of Directors of Loews Cineplex Entertainment until September 1999. Mr. Steinberg is a member of the Audit Committee of the Board of Directors.

    Electronics Boutique's Certificate of Incorporation provides for a classified Board of Directors of three classes as nearly equal in size as the then authorized number of directors constituting the Board of Directors permits. At each annual meeting of stockholders, the class of directors to be elected at the meeting will be elected for a three-year term and the directors in the other two classes will continue in office. Each class holds office until the date of the third annual meeting for the election of directors following the annual meeting at which the director was elected, except that the initial term of Class I expired on the date of the annual meeting in 1999 (and Ms. Kim and Mr. Steinberg were re-elected for a term that expires on the date of Electronics Boutique's annual meeting in 2002) and the initial terms of Class II and Class III expire on the date of the annual meeting in 2000 or 2001, respectively.

    Executive officers are elected by, and serve at the discretion of, the Board of Directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of the common stock as of September 30, 1999 and as adjusted to reflect the completion of this offering by:

    - each of our directors and executive officers,

    - all of our directors and executive officers as a group, and

    - each person who is known by us to own beneficially more than five percent of the outstanding shares of the common stock (including the selling stockholder).

                                                           SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                                             OWNED PRIOR TO                           OWNED AFTER
                                                              THE OFFERING           SHARES          THE OFFERING
                                                        -------------------------    BEING     -------------------------
       NAME AND ADDRESS OF BENEFICIAL OWNER(1)           NUMBER(2)      PERCENT     OFFERED     NUMBER(2)      PERCENT
------------------------------------------------------  ------------  -----------  ----------  ------------  -----------
EB Nevada Inc.(3)(4)                                      15,169,100        75.1%   1,500,000    13,669,100        61.6%
  2255-A Renaissance Drive, Suite 4,
  Las Vegas, Nevada 89119

James J. and Agnes C. Kim(3)(4)(5)                        15,169,200        75.1%   1,500,000    13,669,200        61.6%
  931 South Matlack Street
  West Chester, Pennsylvania 19382

Dresdner Bank AG                                           1,299,000         6.4%          --     1,299,000         5.9%
  Jurgen Ponto Platz 1
  60301 Frankfurt, Germany

Joseph J. Firestone(6)                                       149,357           *           --       149,357           *

John R. Panichello(5)                                         43,870           *           --        43,870           *

Jeffrey W. Griffiths(6)                                       51,000           *           --        51,000           *

Seth Levy(6)                                                  11,714           *           --        11,714           *

Dean S. Adler                                                  5,000           *           --         5,000           *

Susan Y. Kim(3)(5)                                            43,870           *           --        43,870           *

Louis J. Siana                                                 5,000           *           --         5,000           *

Stanley Steinberg                                              6,000           *           --         6,000           *
All directors and executive officers as a group              315,798         1.5%                   315,798         1.4%
  (9 persons)(6)(7)

------------------------

*   Less than 1.0%.

(1) Unless otherwise noted, we believe that all persons named in the above table have sole voting and investment power with respect to the shares beneficially owned by them.

(2) For purposes of this table, a person is deemed to be the "beneficial owner" of any shares that he or she has the right to acquire within 60 days, including upon the exercise of stock options. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security that a person has the right to acquire within 60 days is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(3) EB Nevada Inc. is a wholly owned subsidiary of The Electronics Boutique, Inc., all of the outstanding capital stock of which is owned by James J. Kim, Agnes C. Kim and the Kim Trusts, which are the David D. Kim Trust of December 31, 1987, the John T. Kim Trust of December 31, 1987 and the Susan
    Y. Kim Trust of December 31, 1987. Each of the Kim Trusts has in common Susan Y. Kim and John F.A. Earley as co-trustees, in addition to a third trustee (John T. Kim in the case of the Susan Y. Kim trust and the John T. Kim trust and David D. Kim in the case of the David D. Kim trust). The trustees of each trust may be deemed to be the beneficial owners of the shares held by each trust. In addition, the trust agreement for each of these trusts encourages the trustees of the trusts to vote the shares of common stock held by them, in their discretion, in concert with James J. Kim's family. Accordingly, the trusts, together with their respective trustees and James J. and Agnes C. Kim, may be considered a "group" under
    Section 13(d) of the Exchange Act. This group may be deemed to have beneficial ownership of the shares owned by EB Nevada Inc.

(4) If the over-allotment option is exercised in full, the number of shares being offered would be 2,025,000 and the number and percent of shares beneficially owned by EB Nevada Inc. would be 13,144,100 and 59.2%, respectively, and the number and percent of shares beneficially owned by James J. and Agnes C. Kim after the offering would be 13,144,200 and 59.2%, respectively.

(5) James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim. John R. Panichello and Susan Y. Kim are husband and wife.

(6) Represents (or otherwise includes) shares of common stock which may be acquired upon the exercise of options granted by Electronics Boutique under the Equity Participation Plan.

(7) Excludes shares which may be deemed to be beneficially owned by James J.
    Kim.

                                  UNDERWRITING

    We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, Banc of America Securities LLC, Gerard Klauer Mattison & Co., Inc., and PrudentialSecurities.com, a division of Prudential Securities Incorporated, are acting as representatives. We and the selling stockholder are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus, if any are purchased. Subject to conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                                                           NUMBER
      UNDERWRITERS                                                                                        OF SHARES
-------------------------------------------------------------------------------------------------------  -----------
Prudential Securities Incorporated ....................................................................
Banc of America Securities LLC ........................................................................
Gerard Klauer Mattison & Co., Inc. ....................................................................
PrudentialSecurities.com ..............................................................................
                                                                                                              -----
Total..................................................................................................
                                                                                                              -----
                                                                                                              -----

    The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus and they have, for a period of 30 days from the date of this prospectus, an over-allotment option to purchase up
to       additional shares from the selling stockholder. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

    The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus. The underwriters may allow to selected dealers a concession not
in excess of $      per share and such dealers may reallow a concession not in
excess of $      per share to certain other dealers. After the shares are
released for sale to the public, the representatives may change the offering price and the concessions.

    We and the selling stockholder have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                                                          TOTAL FEES
                                                                       ------------------------------------------------
                                                              FEE        WITHOUT EXERCISE OF       FULL EXERCISE OF
                                                           PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                                          -----------  -----------------------  -----------------------
Fees paid by us.........................................   $                  $                        $
Fees paid by the selling stockholder....................   $                  $                        $

    In addition, we estimate that we will spend approximately $      in expenses
for this offering, including those of the selling stockholder. We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

    We, our officers and directors, and certain stockholders, including the selling stockholder, of Electronics Boutique have entered into lock-up agreements pursuant to which we and they have agreed not to offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 120 days from the date of this prospectus without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

    Prudential Securities, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

    - Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising some or all of the over-allotment option.

    - Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

    - Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

    Such activities, which may be commenced and discontinued at any time, may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Also and prior to the pricing of the shares, and until such time when a stabilizing bid may have been made, some of the underwriters who are market makers in the shares may make bids for or purchases of shares subject to certain restrictions, known as passive market making activities.

    Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

    - the Public Offers of Securities Regulations 1995,

    - the Financial Services Act 1986, and

    - the Financial Services Act 1986, (Investment Advertisements) (Exemptions) Order 1996 (as amended).

    Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor-TM-, a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

    Prudential Securities has, from time to time, performed various investment banking and financial advisory services for Electronics Boutique.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for Electronics Boutique and the selling stockholder by Klehr, Harrison, Harvey, Branzburg & Ellers LLP, Philadelphia, Pennsylvania, and for the underwriters by King & Spalding, New York, New York.

                                    EXPERTS

    The financial statements of Electronics Boutique Holdings Corp. and subsidiaries as of January 31, 1998 and January 30, 1999 and for each of the fiscal years in the three year period ended January 30, 1999 included herein and in the registration statement have been included in reliance on the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of KPMG LLP as experts in auditing and accounting.

                             AVAILABLE INFORMATION

    Electronics Boutique is subject to the informational requirements of the Exchange Act, and, accordingly, files reports, proxy statements and other information with the SEC. Those reports, proxy statements and other information filed by us can be inspected and copied at prescribed rates at the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the SEC's regional offices located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Our common stock is listed on the Nasdaq National Market and such reports, proxy statements and other information concerning us may be inspected at the offices of the Nasdaq National Market. The reports and other information can also be reviewed through the SEC's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the SEC's web site (http://www.sec.gov). Please call the SEC at 1-800-SEC-0330 for further information regarding the operation of the public reference rooms and the SEC's web site.

    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Electronics Boutique and the shares of common stock offered by this prospectus, we direct you to the registration statement. Statements contained in this prospectus as to the contents of any document filed with, or incorporated by reference in, the registration statement are not necessarily complete. For further information, please review the registration statement in its entirety including the documents incorporated by reference.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The following documents filed by Electronics Boutique with the Securities and Exchange Commission are incorporated by reference in this Prospectus:

    (a) our Annual Report on Form 10-K for the fiscal year ended January 30, 1999;

    (b) our Quarterly Report on Form 10-Q for the quarterly period ended May 1, 1999;

    (c) our Quarterly Report on Form 10-Q for the quarterly period ended July 31, 1999;

    (d) our Proxy Statement on Schedule 14A, dated May 27, 1999; and

    (e) the description of our common stock contained in our Registration Statement on Form 8-A, dated July 8, 1998, including all amendments and reports filed for the purpose of updating such description.

    All reports and other documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of the referenced reports and documents. Any statement contained in a document incorporated by reference herein shall be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

    We will furnish, without charge, to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all documents specifically incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference therein. Requests should be directed to John Panichello,

Corporate Secretary, 931 South Matlack Street, West Chester, Pennsylvania 19382 (telephone 610-430-8100).

    DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                  LIABILITIES

    With respect to indemnification for liabilities arising under the Securities Act which may be provided to Electronics Boutique directors, officers and controlling persons, Electronics Boutique has been advised that in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
Consolidated Balance Sheets as of January 30, 1999 and July 31, 1999 (unaudited)...........................        F-2
Consolidated Statements of Income (unaudited) for the twenty-six weeks ended August 1, 1998 and July 31,
  1999.....................................................................................................        F-3
Consolidated Statements of Cash Flows (unaudited) for the twenty-six weeks ended August 1, 1998 and July
  31, 1999.................................................................................................        F-4
Notes to Consolidated Financial Statements (unaudited).....................................................        F-5
Independent Auditors' Report...............................................................................        F-7
Consolidated Balance Sheets as of January 31, 1998 and January 30, 1999....................................        F-8
Consolidated Statements of Income for the years ended February 1, 1997, January 31, 1998 and January 30,
  1999.....................................................................................................        F-9
Consolidated Statements of Stockholders' Equity for the years ended February 1, 1997, January 31, 1998 and
  January 30, 1999.........................................................................................       F-10
Consolidated Statements of Cash Flows for the years ended February 1, 1997, January 31, 1998 and January
  30, 1999.................................................................................................       F-11
Notes to Consolidated Financial Statements.................................................................       F-12

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                         JANUARY 30,     JULY 31,
                                                             1999          1999
                                                         ------------  ------------
                                                                       (UNAUDITED)
                        ASSETS
Current assets:
  Cash and cash equivalents............................  $ 42,006,179  $ 10,389,943
  Accounts receivable:
    Trade and vendors..................................     4,010,293     6,142,320
    Other..............................................     1,516,085     1,285,974
  Due from affiliates..................................       984,096       483,144
  Merchandise inventories..............................    65,433,008    67,099,070
  Deferred tax asset...................................     2,694,000     2,694,000
  Prepaid expenses.....................................       969,949     1,462,098
                                                         ------------  ------------
Total current assets...................................   117,613,610    89,556,549
                                                         ------------  ------------
Property and equipment:
  Leasehold improvements...............................    46,933,403    51,471,602
  Fixtures and equipment...............................    32,362,909    37,459,576
  Land.................................................            --       908,000
  Construction in progress.............................     1,087,964     2,700,439
                                                         ------------  ------------
                                                           80,384,276    92,539,617
  Less accumulated depreciation and amortization.......    37,349,298    41,139,083
                                                         ------------  ------------
Net property and equipment.............................    43,034,978    51,400,534
Goodwill and other intangible assets...................     1,898,395     1,700,890
Deferred tax asset.....................................     6,319,000     6,414,680
Other assets...........................................     3,181,566     3,363,365
                                                         ------------  ------------
Total assets...........................................  $172,047,549  $152,436,018
                                                         ------------  ------------
                                                         ------------  ------------
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving credit facility............................  $         --  $  8,989,523
  Current portion of long-term debt....................        99,996        58,351
  Accounts payable.....................................    90,835,578    68,048,585
  Accrued expenses.....................................    19,625,068    19,834,191
  Income taxes payable.................................    10,144,023       530,169
                                                         ------------  ------------
Total current liabilities..............................   120,704,665    97,460,819
                                                         ------------  ------------
Long-term liabilities:
  Notes payable........................................         8,353            --
  Deferred rent........................................     2,492,140     2,489,307
                                                         ------------  ------------
Total liabilities......................................   123,205,158    99,950,126
                                                         ------------  ------------
Stockholders' equity
  Preferred stock--authorized 25,000,000 shares; $.01
    par value; no shares issued and outstanding at July
    31, 1999...........................................            --            --
  Common stock--authorized 100,000,000 shares; $.01 par
    value; 20,169,900 shares issued and outstanding at
    July 31, 1999......................................       201,692       201,699
  Additional paid-in capital...........................    31,541,428    31,551,221
  Accumulated other comprehensive expense..............      (686,920)     (475,172)
  Retained earnings....................................    17,786,191    21,208,144
                                                         ------------  ------------
Total stockholders' equity.............................    48,842,391    52,485,892
                                                         ------------  ------------
Total liabilities and stockholders' equity.............  $172,047,549  $152,436,018
                                                         ------------  ------------
                                                         ------------  ------------

          See accompanying notes to consolidated financial statements.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                  (UNAUDITED)

                                                                                       TWENTY-SIX WEEKS ENDED
                                                                                   ------------------------------
                                                                                     AUGUST 1,        JULY 31,
                                                                                        1998            1999
                                                                                   --------------  --------------
Net sales........................................................................  $  208,659,885  $  235,119,361
Management fees..................................................................       1,101,545       1,580,586
                                                                                   --------------  --------------
Total revenues...................................................................  $  209,761,430  $  236,699,947
                                                                                   --------------  --------------
Costs and expenses:
  Costs of merchandise sold, including freight...................................     155,424,067     172,777,557
  Selling, general and administrative............................................      46,330,229      52,999,798
  Depreciation and amortization..................................................       4,659,088       5,546,753
                                                                                   --------------  --------------
Operating income.................................................................       3,348,046       5,375,839
Equity in loss of affiliates.....................................................        (160,575)             --
Interest (income) expense, net...................................................         808,580        (252,374)
                                                                                   --------------  --------------
Income before income taxes.......................................................       2,378,891       5,628,213
Income tax expense...............................................................         190,706       2,206,260
                                                                                   --------------  --------------
Net income.......................................................................  $    2,188,185  $    3,421,953
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Net income per share--basic......................................................                  $         0.17
                                                                                                   --------------
                                                                                                   --------------
Weighted average shares outstanding--basic.......................................                      20,169,208
                                                                                                   --------------
                                                                                                   --------------
Net income per share--diluted....................................................                  $         0.17
                                                                                                   --------------
                                                                                                   --------------
Weighted average shares outstanding--diluted.....................................                      20,334,126
                                                                                                   --------------
                                                                                                   --------------
Pro Forma Data:

Income before income tax expense.................................................  $    2,378,891

Pro forma income tax expense.....................................................         932,525
                                                                                   --------------

Pro forma net income.............................................................  $    1,447,366
                                                                                   --------------
                                                                                   --------------

Pro forma net income per share--basic and diluted................................  $         0.09
                                                                                   --------------
                                                                                   --------------

Pro forma weighted average shares outstanding--basic and diluted.................      15,890,354
                                                                                   --------------
                                                                                   --------------

          See accompanying notes to consolidated financial statements.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                        TWENTY-SIX WEEKS ENDED
                                                                                    ------------------------------
                                                                                      AUGUST 1,        JULY 31,
                                                                                         1998            1999
                                                                                    --------------  --------------
Cash flows from operating activities:
  Net income......................................................................  $    2,188,185  $    3,421,953
  Adjustments to reconcile net income to cash used in operating activities:
    Depreciation of property and equipment........................................       4,489,441       5,461,294
    Amortization of other assets..................................................         169,647          85,459
    Loss on disposal of property and equipment....................................         129,360         137,859
    Equity in loss of affiliates..................................................         160,575              --
    Changes in assets and liabilities:
      Decrease (increase) in:
        Accounts receivable.......................................................      (1,209,879)     (1,899,253)
        Due from affiliates.......................................................       2,548,360         501,116
        Merchandise inventories...................................................      (1,184,460)     (1,499,917)
        Prepaid expenses..........................................................       1,116,321        (487,380)
        Other long-term assets....................................................        (640,227)       (273,970)
      (Decrease) increase in:
        Accounts payable..........................................................     (16,731,153)    (20,884,704)
        Accrued expenses..........................................................         465,367      (1,798,831)
        Due to affiliate..........................................................              --          (6,781)
        Income taxes payable......................................................        (195,247)     (9,615,347)
        Deferred rent.............................................................         (80,531)        (13,659)
                                                                                    --------------  --------------
Net cash used in operating activities.............................................      (8,774,241)    (26,872,161)
                                                                                    --------------  --------------
Cash flows used in investing activities:
    Purchases of property and equipment...........................................      (7,862,515)    (13,703,258)
    Proceeds from disposition of assets...........................................          54,074             335
                                                                                    --------------  --------------
Net cash used in investing activities.............................................      (7,808,441)    (13,702,923)
                                                                                    --------------  --------------
Cash flows from financing activities:
    Distributions.................................................................     (13,891,545)             --
    Proceeds from exercise of stock options.......................................              --           9,800
    Proceeds from equity offering.................................................      55,462,500              --
    Net cash retained by predecessor company......................................     (12,375,535)             --
    Net proceeds under revolving credit facility..................................              --       8,989,523
    Repayments of long-term debt..................................................      (9,516,898)        (49,998)
                                                                                    --------------  --------------
Net cash provided by financing activities.........................................      19,678,522       8,949,325
                                                                                    --------------  --------------
Effects of exchange rates on cash.................................................         204,460           9,523
Net increase (decrease) in cash and cash equivalents..............................       3,300,300     (31,616,236)
Cash and cash equivalents, beginning of period....................................      20,639,610      42,006,179
                                                                                    --------------  --------------
Cash and cash equivalents, end of period..........................................  $   23,939,910  $   10,389,943
                                                                                    --------------  --------------
                                                                                    --------------  --------------

          See accompanying notes to consolidated financial statements.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

(1) BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Electronics Boutique Holdings Corp. and its wholly owned subsidiaries (collectively, the "Company"). All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The Company completed its initial public offering on July 28, 1998. Historical financial statements prior to that date include the results of operations of the Company's predecessors.

    The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with the Article 10 of Regulation S-X except that they do not include the statements of income for the thirteen week periods ended August 1, 1998 and July 31, 1999. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These financial statements should be read in conjunction with the more complete disclosures contained in the consolidated financial statements and notes thereto for the fiscal year ended January 30, 1999 contained in the Company's Form 10-K filed with the Securities and Exchange Commission. Operating results for the twenty-six week period ended July 31, 1999 are not necessarily indicative of the results that may be expected for the fiscal year ending January 29, 2000.

    The pro forma data presented in the unaudited consolidated statement of income for the twenty-six weeks ended August 1, 1998 is included in order to reflect the change in tax status as described in Note 3 below.

(2) NET INCOME PER SHARE

    Basic net income per share is computed on the basis of the weighted average number of shares outstanding during the period. Diluted net income per share is computed on the basis of the weighted average number of shares outstanding during the period plus the dilutive effect of stock options. Pro forma net income per share amounts for all relevant periods have been presented.

(3) INCOME TAXES

    The Company is subject to federal and state income taxes as a C corporation whereas the predecessors to the Company (the EB Group) were taxed as an S corporation and a partnership for federal and certain state income tax purposes resulting in taxable income being passed through to the shareholders and partners. For purposes of comparison, a tax charge has been reflected in the pro forma data on the statement of income for the twenty-six week period ended August 1, 1998 to show the results of operations as if the EB Group had been subject to taxes as a C corporation.

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

(4) DEBT

    The Company has available a revolving credit facility with Fleet Capital Corporation for maximum borrowings of $50.0 million. As of July 31, 1999, $9.0 million was outstanding on this facility.

(5) COMPREHENSIVE INCOME

    Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is computed as follows:

                                                                      TWENTY-SIX WEEKS ENDED
                                                                    --------------------------
                                                                     AUGUST 1,      JULY 31,
                                                                        1998          1999
                                                                    ------------  ------------
Net income........................................................  $  2,188,185  $  3,421,953
Foreign currency translation adjustment...........................       120,227       211,748
                                                                    ------------  ------------
Comprehensive income..............................................  $  2,308,412  $  3,633,701
                                                                    ------------  ------------
                                                                    ------------  ------------

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Electronics Boutique Holdings Corp.:

    We have audited the accompanying consolidated balance sheets of Electronics Boutique Holdings Corp. and subsidiaries as of January 31, 1998 and January 30, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended January 30, 1999. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electronics Boutique Holdings Corp. and subsidiaries as of January 31, 1998 and January 30, 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended January 30, 1999, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP

Philadelphia, PA
March 16, 1999

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                       JANUARY 31,   JANUARY 30,
                                                                                           1998          1999
                                                                                       ------------  ------------
                                       ASSETS
Current assets:
  Cash and cash equivalents..........................................................  $ 20,639,610  $ 42,006,179
  Accounts receivable:
    Trade and vendors................................................................     2,618,382     4,010,293
    Other............................................................................     1,754,691     1,516,085
  Due from affiliates (note 8).......................................................     2,890,554       984,096
  Merchandise inventories............................................................    52,973,314    65,433,008
  Deferred tax asset (note 13).......................................................            --     2,694,000
  Prepaid expenses...................................................................     2,837,647       969,949
                                                                                       ------------  ------------
Total current assets.................................................................    83,714,198   117,613,610
                                                                                       ------------  ------------
Property and equipment:
  Leasehold improvements.............................................................    40,226,726    46,933,403
  Fixtures and equipment.............................................................    24,884,217    32,362,909
  Building...........................................................................     6,200,950            --
  Land...............................................................................       632,806            --
  Construction in progress...........................................................       556,663     1,087,964
                                                                                       ------------  ------------
                                                                                         72,501,362    80,384,276
  Less accumulated depreciation and amortization.....................................    32,535,305    37,349,298
                                                                                       ------------  ------------
Net property and equipment...........................................................    39,966,057    43,034,978
Investment in affiliated company (note 8)............................................    11,025,345            --
Goodwill and other intangible assets, net of accumulated amortization of $120,151 and
  $482,961 as of January 31, 1998 and January 30, 1999...............................     2,190,766     1,898,395
Deferred tax asset (note 13).........................................................            --     6,319,000
Other assets.........................................................................     5,894,374     3,181,566
                                                                                       ------------  ------------
Total assets (note 4)................................................................  $142,790,740  $172,047,549
                                                                                       ------------  ------------
                                                                                       ------------  ------------

                        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving credit facility (note 4).................................................  $         --  $         --
  Current portion of long-term debt (note 4).........................................     2,400,396        99,996
  Accounts payable...................................................................    83,713,983    90,835,578
  Accrued expenses (note 3)..........................................................    14,545,119    19,625,068
  Income taxes payable...............................................................       782,988    10,144,023
                                                                                       ------------  ------------
Total current liabilities............................................................   101,442,486   120,704,665
                                                                                       ------------  ------------
Long-term liabilities:
  Notes payable (note 4).............................................................    10,541,149         8,353
  Deferred rent......................................................................     2,408,579     2,492,140
                                                                                       ------------  ------------
Total liabilities....................................................................   114,392,214   123,205,158
                                                                                       ------------  ------------
Commitments (note 2)
Stockholders' equity (notes 10 and 12)
  Preferred stock--authorized 25,000,000 shares; $.01 par value; no shares issued and
    outstanding at January 30, 1999..................................................            --            --
  Common stock--authorized 100,000,000 shares; $.01 par value; 20,169,200 shares
    issued and outstanding at January 30, 1999.......................................            --       201,692
  Common stock:
    Class A--authorized 5,000 shares; $.10 par value; 1,900 shares issued and
     outstanding at January 31, 1998.................................................           190            --
    Class B--authorized 25,000 shares; $.10 par value; 21,000 shares issued and
     outstanding at January 31, 1998.................................................         2,100            --
  Partners' capital of EB Services Company LLP at January 31, 1998...................         1,000            --
  Additional paid-in capital.........................................................     7,584,365    31,541,428
  Accumulated other comprehensive expense............................................    (1,023,493)     (686,920)
  Retained earnings..................................................................    21,834,364    17,786,191
                                                                                       ------------  ------------
Total stockholders' equity...........................................................    28,398,526    48,842,391
                                                                                       ------------  ------------
Total liabilities and stockholders' equity...........................................  $142,790,740  $172,047,549
                                                                                       ------------  ------------
                                                                                       ------------  ------------

          See accompanying notes to consolidated financial statements.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                   YEARS ENDED
                                                                  ----------------------------------------------
                                                                   FEBRUARY 1,     JANUARY 31,     JANUARY 30,
                                                                       1997            1998            1999
                                                                  --------------  --------------  --------------
Net sales.......................................................  $  337,058,946  $  449,179,603  $  570,514,060
Management fees.................................................       2,526,107       4,791,553       3,404,862
                                                                  --------------  --------------  --------------
Total revenues..................................................  $  339,585,053  $  453,971,156  $  573,918,922
                                                                  --------------  --------------  --------------

Costs and expenses:
  Costs of merchandise sold, including freight..................     252,812,925     338,497,642     431,743,771
  Selling, general and administrative (notes 5 and 6)...........      69,827,537      87,002,305      99,972,451
  Depreciation and amortization (notes 7 and 8).................       6,615,268       7,996,506       9,774,388
                                                                  --------------  --------------  --------------

Operating income................................................      10,329,323      20,474,703      32,428,312
Equity in earnings (loss) of affiliates (note 5)................        (573,462)      2,902,780        (160,575)
Interest expense, net of interest income of $1,121,562,
  $1,217,337 and $829,631 in fiscal years 1997, 1998 and 1999,
  respectively..................................................       1,298,296       1,380,046         289,188
Preacquisition loss of subsidiaries.............................              --         913,028              --
                                                                  --------------  --------------  --------------

Income before income taxes......................................       8,457,565      22,910,465      31,978,549
Income tax expense (note 13)....................................         550,000         846,280      11,693,270
                                                                  --------------  --------------  --------------

Net income......................................................  $    7,907,565  $   22,064,185  $   20,285,279
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

PRO FORMA DATA (UNAUDITED) (NOTE 9):

Income before income taxes......................................  $    8,457,565  $   22,910,465  $   31,978,549
Pro forma income taxes..........................................       3,513,265       9,415,631      11,866,084
                                                                  --------------  --------------  --------------
Pro forma net income............................................  $    4,944,300  $   13,494,834  $   20,112,465
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Pro forma net income per share--basic...........................  $         0.31  $         0.85  $         1.12
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Pro forma weighted average shares outstanding--basic............      15,794,200      15,794,200      18,029,777
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Pro forma net income per share--diluted.........................  $         0.31  $         0.85  $         1.11
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------
Pro forma weighted average shares outstanding--diluted..........      15,794,200      15,794,200      18,084,109
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

          See accompanying notes to consolidated financial statements.

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                              PREFERRED         CLASS A           CLASS B
                                                                STOCK         COMMON STOCK      COMMON STOCK        COMMON STOCK
                                                            --------------   --------------   ----------------  --------------------
                                                            SHARE   AMOUNT   SHARE   AMOUNT    SHARE   AMOUNT     SHARE      AMOUNT
                                                            -----   ------   ------  ------   -------  -------  ----------  --------
Balance, Feb. 3, 1996.....................................   --      $ --     1,900  $ 190     21,000  $2,100           --  $     --
Net income................................................   --        --        --     --         --      --           --        --
Distributions.............................................   --        --        --     --         --      --           --        --
                                                            -----   ------   ------  ------   -------  -------  ----------  --------
Balance, Feb. 1, 1997.....................................   --        --     1,900    190     21,000   2,100           --        --
Capital contribution......................................   --        --        --     --         --      --           --        --
Comprehensive income:
  Net income..............................................   --        --        --     --         --      --           --        --
  Foreign currency translation............................   --        --        --     --         --      --           --        --
Total comprehensive income
Distributions.............................................   --        --        --     --         --      --           --        --
                                                            -----   ------   ------  ------   -------  -------  ----------  --------
Balance, Jan. 31, 1998....................................   --        --     1,900    190     21,000   2,100           --        --
Effects of reorganization (note 1)........................   --        --    (1,900)  (190)   (21,000) (2,100 ) 20,169,200   201,692
Comprehensive income:
  Net income..............................................   --        --        --     --         --      --           --        --
  Foreign currency translation............................   --        --        --     --         --      --           --        --
Total comprehensive income
Distributions.............................................   --        --        --     --         --      --           --        --
                                                            -----   ------   ------  ------   -------  -------  ----------  --------
Balance Jan. 30, 1999.....................................   --      $ --        --  $  --         --  $   --   20,169,200  $201,692
                                                            -----   ------   ------  ------   -------  -------  ----------  --------
                                                            -----   ------   ------  ------   -------  -------  ----------  --------

                                                                                      ACCUMULATED
                                                    PARTNERS' CAPITAL   ADDITIONAL       OTHER                        TOTAL
                                                     OF EB SERVICES       PAID-IN    COMPREHENSIVE    RETAINED    STOCKHOLDERS'
                                                       COMPANY LLP        CAPITAL       INCOME        EARNINGS        EQUITY
                                                    -----------------   -----------  -------------   -----------  --------------
Balance, Feb. 3, 1996.............................       $    --        $ 7,584,365   $        --    $ 9,862,614   $ 17,449,269
Net income........................................            --                 --            --      7,907,565      7,907,565
Distributions.....................................            --                 --            --     (5,000,000)    (5,000,000)
                                                         -------        -----------  -------------   -----------  --------------
Balance, Feb. 1, 1997.............................                        7,584,365                   12,770,179     20,356,834
Capital contribution..............................         1,000                 --            --             --          1,000
Comprehensive income:
  Net income......................................            --                 --            --     22,064,185     22,064,185
  Foreign currency translation....................            --                 --    (1,023,493)            --     (1,023,493)
                                                                                                                  --------------
Total comprehensive income........................                                                                   21,040,692
                                                                                                                  --------------
                                                                                                                  --------------
Distributions.....................................            --                 --            --    (13,000,000)   (13,000,000)
                                                         -------        -----------  -------------   -----------  --------------
Balance, Jan. 31, 1998............................         1,000          7,584,365    (1,023,493)    21,834,364     28,398,526
Effects of reorganization (note 1)................        (1,000)        23,957,063            --     (3,813,796)    20,341,669
Comprehensive income:
  Net income......................................            --                 --            --     20,285,279     20,285,279
  Foreign currency translation....................            --                 --       336,573             --        336,573
                                                                                                                  --------------
Total comprehensive income........................                                                                   20,621,852
                                                                                                                  --------------
                                                                                                                  --------------
Distributions.....................................            --                 --            --    (20,519,656)   (20,519,656)
                                                         -------        -----------  -------------   -----------  --------------
Balance Jan. 30, 1999.............................       $    --        $31,541,428   $  (686,920)   $17,786,191   $ 48,842,391
                                                         -------        -----------  -------------   -----------  --------------
                                                         -------        -----------  -------------   -----------  --------------

              ELECTRONICS BOUTIQUE HOLDINGS CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED
                                                                    ---------------------------------------------
                                                                     FEBRUARY 1,    JANUARY 31,     JANUARY 30,
                                                                        1997            1998            1999
                                                                    -------------  --------------  --------------
Cash flows from operating activities:
  Net income......................................................  $   7,907,565  $   22,064,185  $   20,285,279
  Adjustments to reconcile net income to cash provided by
    operating activities:
    Depreciation of property and equipment........................      6,555,142       7,571,301       9,375,766
    Amortization of other assets..................................         60,126         425,205         398,622
    Loss on disposal of property and equipment....................      1,170,182         620,916         292,623
    Equity in loss of affiliates..................................        126,975      (2,902,780)        160,575
    Loss on investment in affiliated companies....................        446,487              --              --
    Changes in assets and liabilities:
      Decrease (increase) in:
      Accounts receivable.........................................       (471,533)        385,737        (828,692)
      Due from affiliates.........................................       (688,891)     (2,142,774)      1,906,739
      Merchandise inventories.....................................     (5,646,658)         95,212     (12,309,661)
      Prepaid expenses............................................          2,279         (27,311)      1,882,619
      Other long-term assets......................................        173,570      (1,641,573)     (1,247,378)
    (Decrease) increase in:
      Accounts payable............................................     21,806,206       8,348,016       4,993,290
      Accrued expenses............................................      4,832,902       1,619,154       7,071,901
      Due to affiliate............................................        402,478      (1,981,194)     (9,453,597)
      Income taxes payable........................................        455,187         213,047       8,168,826
      Deferred rent...............................................        (74,711)       (368,059)         79,647
                                                                    -------------  --------------  --------------
Net cash provided by operating activities.........................     37,057,306      32,279,082      30,776,559
                                                                    -------------  --------------  --------------
Cash flows used in investing activities:
  Purchases of property and equipment.............................     (8,610,265)    (18,470,432)    (19,573,171)
  Proceeds from disposition of assets.............................        275,722          12,455         132,592
  Net cash from businesses acquired...............................             --       2,922,411              --
  Purchase of investment securities in affiliate..................             --      (2,215,933)             --
                                                                    -------------  --------------  --------------
Net cash used in investing activities.............................     (8,334,543)    (17,751,499)    (19,440,579)
                                                                    -------------  --------------  --------------
Cash flows from financing activities:
  Distributions...................................................     (5,000,000)    (13,000,000)    (19,950,573)
  Net payments under revolving credit facility....................    (10,000,000)             --              --
  Proceeds from (repayments of) long-term debt....................     23,400,004     (24,514,276)    (12,896,594)
  Proceeds from equity offering...................................             --              --      54,962,500
  Capital contribution............................................             --           1,000              --
  Net cash retained by predecessors...............................             --              --     (12,375,535)
                                                                    -------------  --------------  --------------
Net cash provided by (used in) financing activities...............      8,400,004     (37,513,276)      9,739,798
                                                                    -------------  --------------  --------------
Effects of exchange rates on cash.................................             --      (1,102,543)        290,791
Net increase (decrease) in cash and cash equivalents..............     37,122,767     (24,088,236)     21,366,569
Cash and cash equivalents, beginning of period....................      7,605,079      44,727,846      20,639,610
                                                                    -------------  --------------  --------------
Cash and cash equivalents, end of period..........................  $  44,727,846  $   20,639,610  $   42,006,179
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------
Supplemental disclosures of cash flow information:
Cash paid during the period for:
    Interest......................................................  $   2,970,932  $    2,714,593  $    1,207,210
    Income taxes..................................................         89,659         672,842       2,853,773

          See accompanying notes to consolidated financial statements.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    FORMATION OF THE COMPANY

    Immediately prior to its initial public offering, Electronics Boutique Holdings Corp. and its subsidiaries (collectively, the "Company") was formed and acquired substantially all of the operating assets and liabilities of its predecessors, The Electronics Boutique, Inc. and its subsidiaries and EB Services Company LLP (collectively, "EB Group") for shares of the Company. This acquisition has been treated as an acquisition between entities under common control and, therefore, reflected at historical cost. The EB Group retained certain assets including cash, accounts receivable, real estate, the cash surrender value of certain split dollar life insurance policies and the ownership of approximately 25% of Electronics Boutique Plc.

    DESCRIPTION OF BUSINESS

    The Company is among the world's largest specialty retailers of electronic games. The Company operates in only one business segment, as substantially all of its revenues, net income and assets are derived from its primary products of video games and personal computer entertainment software, supported by the sale of video game hardware, PC productivity software and accessories.

    The Company and its predecessors had 360, 452 and 528 operating retail stores throughout the United States, Puerto Rico, Canada, Australia and South Korea at February 1, 1997, January 31, 1998 and January 30, 1999, respectively. Total revenues from the U.S. and foreign operations were 91% and 9%, respectively, in fiscal 1999. Long-lived assets located in the United States and foreign countries were 89% and 11%, respectively, in fiscal 1999. The Company also operates a mail order business and sells product via the World Wide Web. Approximately 30%, 36% and 31% of fiscal 1997, fiscal 1998, and fiscal 1999 sales, respectively, were generated from merchandise purchased from its three largest vendors.

    FISCAL YEAR-END

    The fiscal year ends on the Saturday nearest January 31. Accordingly, the financial statements for the years ended February 1, 1997 (fiscal "1997"), January 31, 1998 (fiscal "1998") and January 30, 1999 (fiscal "1999") each include 52 weeks of operations.

    PRINCIPLES OF CONSOLIDATION AND COMBINATION

    The consolidated financial statements include the financial position and results of operations of the Company since its initial public offering on July 28, 1998. Prior to that date, the consolidated financial statements include the financial position and results of operations of the EB Group. All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

    REVENUE RECOGNITION

    Retail sales are recognized as revenue at point of sale. Mail order and Internet sales are recognized as revenue upon shipment. Management fees are recognized in the period that related services are provided. Sales are recorded net of estimated allowance for sales returns and allowances.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents for cash flow purposes.

    MERCHANDISE INVENTORIES

    Merchandise is valued at the lower of cost or market. Cost is determined principally by a weighted-average method.

    PROPERTY AND EQUIPMENT

    Property and equipment is recorded at cost and depreciated or amortized over the estimated useful life of the asset using the straight-line method. The estimated useful lives are as follows:

Leasehold improvements...............  Lesser of 10 years or the lease term
Furniture and Fixtures...............  5 years
Computer equipment...................  3 years
Building.............................  30 years

    Included in selling, general and administrative costs for fiscal years 1997, 1998, and 1999, are losses of $1,170,000, $556,000 and $293,000, respectively, primarily related to the write-off of the net book value of property and equipment associated with the closing of nine stores in each of fiscal 1997 and 1998 and ten stores fiscal 1999 and the remodeling of several stores each year.

    DEFERRED REVENUE

    The Company defers revenue related to the sale of frequent buyer cards which entitle the cardholder to receive discounts on purchases for one year from the date of purchase. Revenue is recognized over the one year period the card is valid based on expected usage.

    Amounts received under the Company's pre-sell program are recorded as a liability. Revenue is recognized when the customer receives the related product. Certain affinity programs include promotional gifts to customers that are supplied by vendors at no cost to the Company.

    GOODWILL AND OTHER INTANGIBLES

    Costs in excess of fair value of net assets acquired are being amortized on a straight-line basis over periods of up to ten years. The Company assesses the recoverability of goodwill and other intangibles by determining whether the remaining balance can be recovered through projected cash flows.

    OTHER ASSETS

    Other assets consist principally of life insurance programs for certain key executives and security deposits.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) COMPUTER SOFTWARE COSTS

    The Company capitalizes significant costs to acquire management information systems software and significant external costs of system improvements. Computer software costs are amortized over estimated useful lives of three to five years.

    RETAINED EARNINGS

    Retained earnings, which represent undistributed earnings of Electronics Boutique Plc, totaled approximately $1,900,000 at January 31, 1998.

    LEASING EXPENSES

    The Company recognizes lease expense on a straight-line basis over the term of the lease when lease agreements provide for increasing fixed rentals. The difference between lease expense recognized and actual payments made is included in deferred rent and prepaid expenses on the balance sheet.

    PREOPENING COSTS AND ADVERTISING EXPENSE

    Preopening and start-up costs for new stores are charged to operations as incurred. Costs of advertising and sales promotion programs are charged to operations, offset by vendor reimbursements, as incurred.

    VENDOR PROGRAMS

    The Company receives manufacturer reimbursements for certain training, promotional and marketing activities that offset the expenses of these activities. The expenses and reimbursements are reflected in selling, general and administrative expenses, as incurred or received.

    FOREIGN CURRENCY

    The accounts of the foreign subsidiaries are translated in accordance with Statement of Financial Accounting Standard No. 52, Foreign Currency Translation, which requires that assets and liabilities of international operations be translated using the exchange rate in effect at the balance sheet date. The results of operations are translated using an average exchange rate for the year. The effects of rate fluctuations in translating assets and liabilities of international operations into U.S. dollars are accumulated and reflected as a foreign currency translation adjustment in the statements of stockholders' equity. Transaction gains and losses are included in net income.

    The Company currently does not hedge currency exchange rate risk and does not currently believe that currency exchange rate fluctuations have a material adverse effect on its results of operations and financial condition.

    COMPREHENSIVE INCOME

    Effective February 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that all items recognized under accounting standards as components of comprehensive income be reported in an annual financial

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) statement that is displayed with the same prominence as other financial statements. The Company has included the required information in the Statement of Stockholders' Equity. Accumulated Other Comprehensive Expense includes foreign currency translation adjustments.

    INCOME TAXES

    The Company is subject to federal and state income taxes as a C corporation whereas the EB Group had been treated as an S corporation and a partnership for federal and certain state income tax purposes resulting in taxable income being passed through to the shareholders and partners. For purposes of comparison, a pro forma tax charge has been reflected on the statements of income to show the results of operations as if the EB Group had been subject to taxes as a C corporation.

    Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    NET INCOME PER SHARE

    Basic income per share is calculated by dividing net income by the weighted average number of shares of the Company's Common Stock outstanding during the period. Diluted income per share is calculated by adjusting the weighted average common shares outstanding for the dilutive effect of common stock equivalents related to stock options.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    The Company's financial instruments are accounts receivable, accounts payable, long-term debt, and certain long-term investments. The carrying value of accounts receivable and accounts payable approximates fair value due to the short maturity of these instruments. The carrying value of long-term debt approximates fair value based on current rates available to the Company for debt with similar maturities. The carrying value of life insurance policies included in other assets approximates fair value based on estimates received from insurance companies. The fair market value of the investment in affiliated company is described in note 8.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(2) COMMITMENTS

    LEASE COMMITMENTS

    At January 30, 1999, the future annual minimum lease payments under operating leases for the following five fiscal years and thereafter were as follows:

                                                                         RETAIL
                                                                         STORE       DISTRIBUTION   TOTAL LEASE
                                                                       LOCATIONS      FACILITIES    COMMITMENTS
                                                                     --------------  ------------  --------------
Fiscal 2000........................................................  $   24,575,877  $    905,105  $   25,480,982
Fiscal 2001........................................................      22,964,358       403,833      23,368,191
Fiscal 2002........................................................      21,536,184       101,361      21,637,545
Fiscal 2003........................................................      19,661,521        44,730      19,706,251
Fiscal 2004........................................................      16,903,742            --      16,903,742
Thereafter.........................................................      49,625,741            --      49,625,741
                                                                     --------------  ------------  --------------
                                                                     $  155,267,424  $  1,455,029  $  156,722,453
                                                                     --------------  ------------  --------------
                                                                     --------------  ------------  --------------

    The total future minimum lease payments include lease commitments for new retail locations not in operation at January 30, 1999, and exclude contingent rentals based upon sales volume and owner expense reimbursements. The terms of the operating leases for the retail locations provide that, in addition to the minimum lease payments, the Company is required to pay additional rent to the extent retail sales, as defined, exceed amounts set forth in the lease agreements and to reimburse the landlord for the Company's proportionate share of the landlord's costs and expenses incurred in the maintenance and operation of the shopping mall. Contingent rentals were approximately $5,422,000, $8,132,000 and $10,695,000 in fiscal 1997, fiscal 1998, and fiscal 1999, respectively. Rent expense, including contingent rental amounts, was approximately $28,448,000, $35,138,000 and $43,008,000 in fiscal 1997, fiscal
1998 and fiscal 1999, respectively.

    Certain of the Company's lease agreements provide for varying lease payments over the life of the leases. For financial statement purposes, rental expense is recognized on a straight-line basis over the original term of the agreements. Actual lease payments are greater than (less than) the rental expense reflected in the statements of operations by approximately $75,000, $368,000 and ($84,000) for fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

(3) ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                                      JANUARY 31,    JANUARY 30,
                                                                                         1998           1999
                                                                                     -------------  -------------
Employee compensation and related taxes............................................  $   4,442,430  $   5,801,742
Gift certificates, customer deposits and deferred revenue..........................      3,231,958      4,758,197
Accrued rent.......................................................................      3,179,749      4,152,666
Other accrued liabilities..........................................................      3,690,982      4,912,463
                                                                                     -------------  -------------
Total..............................................................................  $  14,545,119  $  19,625,068
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(4) DEBT

    The EB Group had available a revolving credit facility allowing for maximum borrowings of $17,000,000 at January 31, 1998. There were no outstanding amounts at January 31, 1998 on this facility. The EB Group had a second revolving credit facility allowing for maximum borrowings of $1,000,000 at January 31, 1998. There was no outstanding balance at January 31, 1998 on this facility. The Company had available a revolving credit facility allowing for maximum borrowings of $50,000,000 at January 30, 1999. The revolving credit facility expires and is repayable on March 16, 2001. Interest accrues on borrowings at a per annum rate equal to either LIBOR plus 250 basis points or the bank's base rate of interest, at the Company's option. The revolving credit agreement contains restrictive covenants regarding transactions with affiliates, the payment of dividends, and other financial and non-financial matters and is secured by certain assets, including accounts receivable, inventory, fixtures and equipment. There was no outstanding balance at January 30, 1999 on this facility.

    Long-term debt at January 31, 1998 and January 30, 1999 is summarized as follows:

                                                    JANUARY 31,  JANUARY 30,
                                                       1998         1999
                                                    -----------  -----------
Bank term loan; interest payable monthly at the
  bank's prime rate (8.50% at January 31, 1998).
  Principal payments of $500,000 payable
  semi-annually...................................  $ 5,000,000   $     --

Bank term loan; interest payable monthly at the
  bank's prime rate (8.50% at January 31, 1998).
  Five semi-annual principal payments of $250,000
  on every July 1 and February 1, commencing on
  July 1, 1996 and continuing through July 1,
  1998, with the balance payable January 31,
  1999............................................    4,000,000         --

Promissory note, maturing on February 1, 2000 with
  interest and principal payable monthly at 6.00%
  as of January 31, 1998 and January 30, 1999.....      208,345    108,349

Bank term loan; interest payable monthly at the
  U.S. prime rate plus 0.125% (8.625% at January
  31, 1998). Principal payments of $66,700,
  payable monthly.................................    3,733,200         --
                                                    -----------  -----------

                                                     12,941,545    108,349

Less current installments.........................    2,400,396     99,996
                                                    -----------  -----------

                                                    $10,541,149   $  8,353
                                                    -----------  -----------
                                                    -----------  -----------

(5) RELATED PARTY TRANSACTIONS

    LOANS AND ADVANCES FROM AFFILIATES

    During fiscal 1997, the EB Group borrowed varying amounts from a company affiliated through common ownership. The advances bear interest at the prime rate plus 0.25%. The EB Group and Electronics Boutique Holdings Corp. had no outstanding borrowings from affiliates at January 31, 1998 and January 30, 1999, respectively. Interest expense on affiliate borrowings was approximately $250,000 for fiscal 1997 and $0 for fiscal 1998 and fiscal 1999.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(5) RELATED PARTY TRANSACTIONS (CONTINUED)
    TRANSACTIONS WITH AFFILIATES

    Insurance and other expenses are paid to an affiliated company through intercompany billings. The amount of these expenses was approximately $575,000, $431,000 and $41,000 for fiscal 1997, fiscal 1998 and fiscal 1999, respectively, and is included in selling, general and administrative expenses.

    Equity in earnings (loss) of affiliates includes the following:

                                                        FISCAL 1997  FISCAL 1998   FISCAL 1999
                                                        -----------  ------------  -----------

EB International, Inc.................................  $  (373,031) $         --  $        --

Electronics Boutique Canada, Inc......................      (73,456)           --           --

Electronics Boutique, Plc.............................     (126,975)    2,902,780     (160,575)
                                                        -----------  ------------  -----------

                                                        $  (573,462) $  2,902,780  $  (160,575)
                                                        -----------  ------------  -----------
                                                        -----------  ------------  -----------

    The Company leases its headquarters and its primary distribution center, which are located in a single 140,000 square foot building on several acres in West Chester, Pennsylvania, from a majority shareholder. The lease has a two year term expiring on May 30, 2000 and includes an option to purchase the property for $6.7 million.

(6) CONSULTING AGREEMENT

    In July 1993, the EB Group entered into a consulting agreement with a business that owns and operates retail stores. The Company provides consulting, management, administrative, marketing, and advertising assistance to this retail business. The Company received $641,000, $633,000 and $476,000 during fiscal 1997, fiscal 1998 and fiscal 1999, respectively, as reimbursement for incremental costs incurred based on a formula as defined. Amounts owed to the Company for these items and trade credit at January 31, 1998 and January 30, 1999 are included in accounts receivable. Reimbursements offset selling, general and administrative expenses. Based on certain performance criteria as defined, the Company can also earn a performance fee. No performance fee was earned for fiscal 1997 and fiscal 1998 and $400,000 was earned for fiscal 1999.

(7) ACQUISITIONS

    EB CANADA

    In September 1993, the EB Group advanced funds to obtain a 50% interest in a Canadian corporation ("EB Canada") formed for the purpose of selling computer, video games and hand-held entertainment hardware, software, and related peripherals and accessories in shopping malls throughout Canada. The EB Group purchased the remaining 50% of EB Canada in October 1997 for $727,000 and now owns 100% of EB Canada. The fair value of assets acquired totaled $3,879,000, while liabilities assumed totaled $4,332,000 resulting in goodwill of $1,180,000, which is being amortized over the expected period of benefit of ten years. The EB Group consolidated the results of operations of EB Canada since the beginning of fiscal 1998. The $236,000 loss of EB Canada prior to the acquisition of the remaining 50% by the EB Group in fiscal 1998 has been included in preacquisition loss of

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(7) ACQUISITIONS (CONTINUED)
subsidiaries on the consolidated and combined statement of income. The pro forma effect of the acquisition is not material to fiscal 1997. Prior to fiscal 1998, the investment in EB Canada was accounted for under the equity method of accounting and, accordingly, the EB Group's proportionate interest in net income and losses has been reflected in the statements of income.

    EB INTERNATIONAL

    In fiscal 1996, the EB Group formed a subsidiary, EB International, Inc., to establish a 50% interest in a joint venture with a Korean company to operate a chain of retail stores that sells computer software, video games, accessories, and supplies in South Korea. Prior to fiscal 1998, the investment in the joint venture was accounted for under the equity method of accounting and, accordingly, the EB Group's proportionate interest in net income and losses has been reflected in the statements of income. In fiscal 1998 EB International acquired the remaining 50% interest in the joint venture with $611,000 of additional funds provided by the EB Group. The fair value of assets acquired totaled $3,579,000, while liabilities assumed totaled $3,497,000 resulting in goodwill of $529,000 that is being amortized over the expected period of benefit of ten years. The EB Group has consolidated the results of operations of the joint venture since the beginning of fiscal 1998. The $677,000 loss of the joint venture prior to the acquisition of the remaining 50% by the EB Group in fiscal 1998 has been included in preacquisition loss of subsidiaries on the consolidated statement of income. The pro forma effect of the acquisition is not material to fiscal 1997.

(8) INVESTMENT IN AFFILIATED COMPANY

    In fiscal 1996, the EB Group acquired 25 percent of the outstanding shares of Electronics Boutique Plc (formerly Rhino Group Plc). The EB Group accounted for the investment in Electronics Boutique Plc under the equity method, which requires the EB Group to recognize goodwill and 25 percent of the results of operations of Electronics Boutique Plc from the date of acquisition in fiscal 1996.

    The goodwill has been amortized over the expected period of benefit of 10 years. The $3,200,000 of goodwill from this transaction resulted in amortization expense of $321,000 in each of fiscal 1997 and fiscal 1998, and $161,000 in fiscal 1999. The carrying value of the investment exceeded the EB Group's 25 percent share of the underlying net assets of Electronics Boutique Plc by the amount of goodwill.

    At January 31, 1998 the fair market value of the investment was $52,615,000 based on the closing market price quotation of the London Stock Exchange. The investment in Electronics Boutique Plc was retained by a predecessor company prior to completion of the initial public offering by the Company in July, 1998.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(8) INVESTMENT IN AFFILIATED COMPANY (CONTINUED)

    In fiscal 1996, the EB Group entered into a services agreement with Electronics Boutique plc to provide consulting, management, training, and advertising assistance which expires on January 31, 2006. The agreement was assigned to the Company. The agreement provides for a fee to be paid to the EB Group based on a formula of 1% of adjusted sales and if budgeted profits are exceeded for the year, a bonus equal to 25% of such excess. For fiscal 1998, a bonus was earned in the amount of $2,206,000. The management fee receivable, which is included in due from affiliates, was $2,826,000 and $879,000 at January 31, 1998 and January 30, 1999. Included in management fees for fiscal 1997, fiscal 1998 and fiscal 1999 was $1,092,000, $1,953,000 and $2,529,000, respectively. Additionally, the agreement provides that the Company is to be reimbursed by Electronics Boutique Plc for all reasonable travel and subsistence expenses incurred by employees of the Company during their performance of the agreement. At January 31, 1998 and January 30, 1999, amounts outstanding for these expenses were $52,000 and $105,000, respectively, and are included in due from affiliates.

    Summary financial information for Electronics Boutique Plc, a UK company, as of and for the years ended February 1, 1997 and January 31, 1998, are as follows:

                                                                                    FEBRUARY 1,     JANUARY 31,
                                                                                        1997            1998
                                                                                   --------------  --------------
Current Assets...................................................................  $   29,486,000  $   49,404,000
Current Liabilities..............................................................      22,201,000      31,338,000
                                                                                   --------------  --------------
Working Capital..................................................................       7,285,000      18,016,000
Property, Plant and Equipment, Net...............................................      13,698,000      15,987,000
                                                                                   --------------  --------------
Other Assets.....................................................................          80,000              --
Long-Term Debt...................................................................       2,086,000       1,825,000
                                                                                   --------------  --------------
Stockholders' Equity.............................................................  $   18,977,000  $   32,178,000
Sales............................................................................  $  116,341,000  $  203,596,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Net Income.......................................................................  $      777,000  $   12,895,000
                                                                                   --------------  --------------
                                                                                   --------------  --------------

    The summary balance sheet amounts have been converted from UK pounds to U.S. dollars at year-end published exchange rates. Summary income statement amounts have been converted using average exchange rates prevailing during the respective periods.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(9) PRO FORMA STATEMENT OF INCOME INFORMATION (UNAUDITED)

    For purposes of comparison, the following pro forma information for fiscal 1997, fiscal 1998 and fiscal 1999, respectively, is presented to show pro forma income on an after-tax basis as if the EB Group had been subject to taxes as a C corporation.

                                                                                   FISCAL 1997    FISCAL 1998    FISCAL 1999
                                                                                  -------------  -------------  -------------
Federal statutory tax rate......................................................        34.00%         35.00%         35.00%
State income taxes, net of federal benefit......................................         5.36           3.74           3.18
Loss of foreign subsidiaries....................................................         1.80           0.51             --
Other...........................................................................         0.38           1.85           3.34
Change in valuation allowance...................................................           --             --          (4.41)
                                                                                        -----          -----          -----
Pro forma income tax rate.......................................................        41.54%         41.10%         37.11%
                                                                                        -----          -----          -----
                                                                                        -----          -----          -----

    Set forth below are pro forma results operations for fiscal 1997, fiscal 1998 and fiscal 1999. The following table sets forth the calculation of basic and diluted net income per share:

                                                                       FISCAL 1997    FISCAL 1998    FISCAL 1999
                                                                       ------------  -------------  -------------
Income before income taxes...........................................  $  8,457,565  $  22,910,465  $  31,978,549
Pro forma income taxes...............................................     3,513,265      9,415,631  $  11,866,084
                                                                       ------------  -------------  -------------
Pro forma net income.................................................     4,944,300     13,494,834     20,112,465
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Pro forma net income per share--basic................................  $       0.31  $        0.85  $        1.12
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Pr forma weighted average shares outstanding--basic..................    15,794,200     15,794,200     18,029,777
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Pro forma net income per share--diluted..............................  $       0.31  $        0.85  $        1.11
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Pro forma weighted average shares outstanding--diluted...............    15,794,200     15,794,200     18,084,109
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------

    The pro forma weighted average shares outstanding--basic reflects the effect of shares issued by the Company for the acquisition of substantially all the operating assets and liabilities of the EB Group for periods prior to the initial public offering. The pro forma weighted average shares outstanding - diluted additionally include the effect of dilutive stock options.

(10) CAPITAL STOCK

    As of January 31, 1998, the capital structure of the EB Group consists of two classes of Common Stock, Class A and Class B. The rights, duties and privileges of the Class A and Class B common stock are identical in all respects except that the Class A shares have voting rights and Class B shares have no voting rights. In addition, preferred stock is authorized that contains a 10% non-cumulative dividend and is non-participating, non-convertible, non-redeemable and preferred as to the rights of the holders of the Class A and Class B common stock in the event of a liquidation of the EB Group.

    On July 28, 1998, the Company completed its reorganization and an initial public offering of 5,000,000 shares of its common stock. Of the 5,000,000 shares sold, 4,375,000 shares were for the account of the Company and 625,000 were for the account of the selling shareholder. The net proceeds to the Company, after deducting underwriting discounts and commissions and expenses were

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(10) CAPITAL STOCK (CONTINUED)
$54,962,500. The net proceeds were recorded as an increase to additional paid in capital and common stock. The proceeds were used, in part, to retire debt under the Company's revolving credit facility and to repay an outstanding demand note to the Company's Chairman.

(11) EMPLOYEES' RETIREMENT PLAN

    The Company provides employees with retirement benefits under a 401(k) salary reduction plan. Generally, employees are eligible to participate in the plan after attaining age 21 and completing one year of service. Eligible employees may contribute up to 17% of their compensation to the plan. Company contributions are at the Company's discretion and may not exceed 15% of an eligible employee's compensation. Company contributions to the plan are fully vested for eligible employees with five years or more of service. Contributions under this plan were approximately $357,000, $302,000 and $389,000 in fiscal 1997, fiscal 1998 and fiscal 1999, respectively.

(12) EQUITY PARTICIPATION PLAN

    The Company, in connection with its initial public offering, adopted an equity participation plan pursuant to which 2,100,000 shares of common stock were reserved for issuance upon the exercise of stock options granted to employees, consultants and directors. The exercise price of option granted under this plan may not be less than fair market value per share of common stock at grant date; options become exercisable one to three years after the grant date and expire over a period of not more than ten years. Exercisability is accelerated on a change in control of the Company, as defined in the plan.

    Pro forma information regarding net income and income per share is required by Statement of Financial Accounting Standard ("FAS") No.123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for fiscal 1999: risk free interest rate of 4.55%; dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of 50.0%; and a weighted average expected life of the options of 3.5 years.

    The Company's relatively limited period of time as a public company makes the determination of volatility difficult. For purposes of the FAS 123 calculation, the estimated volatility was determined by reviewing the volatilities of publicly traded retail companies with similar characteristics.

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(12) EQUITY PARTICIPATION PLAN (CONTINUED)
    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                                                  FISCAL 1999
                                                                                 -------------
Net income:
  As reported (pro forma)......................................................  $  20,112,465
  Pro forma net income.........................................................  $  19,234,620
Pro forma income per common share:
  Basic........................................................................  $        1.07
  Diluted......................................................................  $        1.06

    A summary of the Company's stock option activity, and related information for the fiscal year ended January 30, 1999 follows:

                                                               WEIGHTED
                                                               AVERAGE
                                                               EXERCISE
                                                     OPTIONS    PRICE
                                                    ---------  --------
Outstanding at beginning of year..................         --   $   --
Granted...........................................  1,599,133    14.00
Forfeited.........................................     37,800    14.00
                                                    ---------  --------
Outstanding at end of year........................  1,561,333   $14.00
                                                    ---------  --------
                                                    ---------  --------
Exercisable at end of year........................         --       --
                                                    ---------  --------
                                                    ---------  --------
Weighted average fair value of options granted
  during the year.................................              $ 5.75
                                                               --------
                                                               --------

    The exercise price for all options outstanding as of January 30, 1999 was $14.00. The average remaining contractual life of those options is 9.5 years.

(13) INCOME TAXES

    As discussed in notes 1 and 9, the Company is subject to federal and state income taxes as a C corporation whereas its predecessors had been treated as an S corporation and a partnership for federal and certain state income tax purposes resulting in taxable income being passed through to the shareholders and partners.

    Income before income taxes were as follows:

                                                    FISCAL 1997    FISCAL 1998    FISCAL 1999
                                                    ------------   ------------   ------------
Domestic..........................................  $  8,457,565   $ 21,354,205   $ 31,331,801
Foreign...........................................            --      1,556,260        646,748
                                                    ------------   ------------   ------------
Total.............................................  $  8,457,565   $ 22,910,465   $ 31,978,549
                                                    ------------   ------------   ------------
                                                    ------------   ------------   ------------

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(13) INCOME TAXES (CONTINUED)
    The provision for income taxes for fiscal 1997, fiscal 1998 and fiscal 1999 consists of the following:

                                                                          FISCAL        FISCAL
                                                                           1997          1998        FISCAL 1999
                                                                        ----------    ----------    -------------
Federal statutory tax rate............................................      34.00%        35.00%            35.00%
State income taxes, net of federal benefit............................       6.50          3.69              3.18
S corporation earnings not subject to federal taxation................     (34.00)       (35.00)            (0.22)
Other.................................................................         --            --              3.02
Change in valuation allowance.........................................         --            --             (4.41)
                                                                        ----------    ----------    -------------
Income tax expense....................................................       6.50%         3.69%            36.57%
                                                                        ----------    ----------    -------------
                                                                        ----------    ----------    -------------
Current:
  Domestic--Federal...................................................   $     --      $     --      $  9,767,127
  Domestic--State.....................................................    550,000       840,000         3,050,653
  Foreign.............................................................         --            --            60,528
Deferred:
  Domestic--Federal...................................................         --            --           159,331
  Domestic--State.....................................................         --            --          (719,669)
  Foreign.............................................................         --         6,280          (624,700)
                                                                        ----------    ----------    -------------
Income tax expense....................................................   $550,000      $846,280      $ 11,693,270
                                                                        ----------    ----------    -------------
                                                                        ----------    ----------    -------------

    Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following is a summary of the significant components of the Company's deferred tax assets and liabilities as of January 30, 1999.

Deferred tax assets:
  Inventory capitalized costs...............................  $1,632,000
  Accrued expenses..........................................     705,000
  Fixed assets..............................................   4,962,000
  Deferred rent.............................................     922,000
  Amortization of goodwill..................................     167,000
  Foreign net operating loss................................     839,000
                                                              ----------
  Total gross deferred tax asset............................   9,227,000
  Valuation allowance.......................................    (214,000)
                                                              ----------
  Net deferred tax asset....................................  $9,013,000
                                                              ----------
                                                              ----------

    As a result of the acquisition described in Note 1, tax assets were acquired exceeding book basis, resulting in deferred tax assets of $7,828,000, net of a valuation allowance of $1,622,000. The change in the valuation allowance of $1,408,000 results from management's assessment that taxable income will more likely than not be sufficient to realize the net deferred tax assets of $9,013,000 as of January 30, 1999.

                      ELECTRONICS BOUTIQUE HOLDINGS CORP.
                                AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(14) PRO FORMA NET INCOME PER SHARE

    The following table presents the computation of basic and diluted pro forma net income per share:

                                                                       FISCAL 1997    FISCAL 1998    FISCAL 1999
                                                                       ------------  -------------  -------------
Basic pro forma net income per share:
  Pro forma net income...............................................  $  4,944,300  $  13,494,834  $  20,112,465
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
  Pro forma weighted average shares outstanding......................    15,794,200     15,794,200     18,029,777
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
  Pro forma net income per share -basic..............................  $       0.31  $        0.85  $        1.12
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Diluted pro forma net income per share:
  Pro forma net income...............................................  $  4,944,300  $  13,494,834  $  20,112,465
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
  Pro forma weighted average shares outstanding......................    15,794,200     15,794,200     18,029,777
  Diluted effect of stock options....................................            --             --         54,332
                                                                       ------------  -------------  -------------
  Pro forma weighted average shares outstanding......................    15,794,200     15,794,200     18,084,109
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
  Pro forma net income per share -diluted............................  $       0.31  $        0.85  $        1.11
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------

--------------------------------------------------------------------------------

                                     [LOGO]

                             PRUDENTIAL SECURITIES

                         BANC OF AMERICA SECURITIES LLC

                       GERARD KLAUER MATTISON & CO., INC.

                            PRUDENTIALSECURITIES.COM

--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses expected to be incurred in connection with the Offering. All amounts are estimates except the Commission Registration Fee, the NASD Filing Fee and the NASDAQ National Market Fee.

Commission Registration Fee.......................................  $  25,806
NASD Filing Fee...................................................      9,783
NASDAQ National Market Fee........................................     17,500
EDGAR and Printing Expenses*......................................     60,000
Legal Fees and Expenses*..........................................         --
Accounting Fees and Expenses*.....................................         --
Blue Sky Fees and Expenses*.......................................      5,000
Transfer Agent's Fees and Expenses*...............................      1,000
Miscellaneous Expenses*...........................................     25,000
                                                                    ---------
Total*............................................................
                                                                    ---------
                                                                    ---------

------------------------

*   Estimate

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Our Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware Law.

    Our Bylaws provide for the indemnification of officers, directors and third parties acting on behalf of Electronics Boutique if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of Electronics Boutique, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

    We have entered into indemnification agreements with its directors and executive officers in addition to the indemnification provided for in our Bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

    The form of Underwriting Agreement filed as an exhibit hereto provides for the indemnification of our directors and officers in certain circumstances as provided therein.

    We have procured insurance which provides our officers and directors with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts, including liabilities under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits:

      1.1  Form of Underwriting Agreement*

      4.1  Specimen Stock Certificate(1)

      5.1  Opinion of Klehr, Harrison, Harvey, Branzburg & Ellers LLP*

     10.1  Form of Indemnification Agreement for Directors and Officers(1)

     10.2  Form of 1998 Equity Participation Plan(1)

     10.3  Services Agreement, dated October 13, 1995, by and between The Electronics Boutique,
           Inc. and Electronics Boutique plc (f/k/a Rhino Group plc)(1)

     10.4  Loan and Security Agreement, dated March 16, 1998, by and between The Electronics
           Boutique, Inc. and Fleet Capital Corporation(1)

     10.5  Joinder Agreement by and between Electronics Boutique of America, Inc. and Fleet
           Capital Corporation(1)

     10.6  Form of Employment Agreement by and between Electronics Boutique Holdings Corp. and
           Joseph J. Firestone(1)

     10.7  Form of Employment Agreement by and between Electronics Boutique Holdings Corp. and
           John R. Panichello(1)

     10.8  Form of Employment Agreement by and between Electronics Boutique Holdings Corp. and
           Jeffrey W. Griffiths(1)

     10.9  Assignment, Bill of Sale, and Assumption Agreement, dated May 31, 1998, by and between The Electronics Boutique, Inc. and Electronics Boutique of America, Inc.(1)

    10.10  Form of Registration Rights Agreement between Electronics Boutique Holdings Corp. and
           EB Nevada(1)

    10.11  Form of Demand Note by and between James J. Kim and Electronics Boutique of America,
           Inc.(1)

    10.12  Assignment of Trademarks, dated May 31, 1998, by and between The Electronics
           Boutique, Inc. and Elbo, Inc.(1)

    10.13  Addendum to Assignment of Trademarks by and between The Electronics Boutique, Inc.
           and Elbo, Inc.(1)

    10.14  Form of Agreement of Lease by and between The Electronics Boutique, Inc. and
           Electronics Boutique of America, Inc.(1)

    10.15  Agreement and Bill of Sale, dated as of July 13, 1998, by and between Electronics
           Boutique Holdings Corp. and EB Nevada(1)

    10.16  Agreement and Consent to Assignment and Assumption of Partnership Interests, dated as of July 13, 1998(1)

    10.17  Amendment No. 1 to Loan and Security Agreement by and among The Electronics Boutique,
           Inc., Electronics Boutique of America, Inc. and Fleet Capital Corporation(1)

    10.18  Amendment No. 2 to Loan and Security Agreement by and among The Electronics Boutique,
           Inc., Electronics Boutique of America, Inc. and Fleet Capital Corporation(1)

    10.19  Form of Employment Agreement by and between Electronics Boutique Holdings Corp. and
           Seth P. Levy(2)

     23.1  Consent of KPMG LLP

     23.2  Consent of Klehr, Harrison, Harvey, Branzburg & Ellers LLP (included in Exhibit 5.1)*

     24.1  Powers of Attorney (included in the signature page hereto)

     27.1  Financial Data Schedule

------------------------

*   To be filed by amendment.

(1) Incorporated by reference from the applicable exhibits of Electronics Boutique's Registration Statement on Form S-1 (Reg. No.333-48523)

(2) Incorporated by reference from the applicable exhibits of Electronics Boutique's Annual Report on Form 10-QSB for the quarterly period ended July 31, 1999

        (b) Consolidated Financial Statement Schedules

          None

ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:

        (i) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (A) to include any prospectus required by section 10(a)(3) of the Securities Act;

           (B) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

           (C) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (i)(A) and (i)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        (ii) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (iv) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of West Chester, Commonwealth of Pennsylvania, on October 6, 1999.

                                ELECTRONICS BOUTIQUE HOLDINGS CORP.

                                By:           /s/ JOSEPH J. FIRESTONE
                                     -----------------------------------------
                                                Joseph J. Firestone
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    Each of the undersigned officers and directors of Electronics Boutique Holdings Corp. whose signature appears below hereby appoints John R. Panichello and Joseph J. Firestone as true and lawful attorney-in-fact for the undersigned with full power of substitution, to execute in his name and on his behalf in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement as the attorney-in-fact shall deem appropriate, and to cause to be filed any such amendment (including exhibits thereto and other documents in connection therewith) to this Registration Statement with the Securities and Exchange Commission, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on October 6, 1999 by the following persons in the capacities indicated:

          SIGNATURE                        TITLE
------------------------------  ---------------------------
                                Chairman of the Board
------------------------------
         James J. Kim

                                President, Chief Executive
   /s/ JOSEPH J. FIRESTONE        Officer and Director
------------------------------    (Principal Executive
     Joseph J. Firestone          Officer)

      /s/ DEAN S. ADLER         Director
------------------------------
        Dean S. Adler

                                Director
------------------------------
         Susan Y. Kim

      /s/ LOUIS J. SIANA        Director
------------------------------
        Louis J. Siana

    /s/ STANLEY STEINBERG       Director
------------------------------
      Stanley Steinberg

                                Senior Vice President and
    /s/ JOHN R. PANICHELLO        Chief Financial Officer
------------------------------    (Principal Financial and
      John R. Panichello          Accounting Officer)

                                 EXHIBIT INDEX

 EXHIBITS
-----------
      23.1   Consent of KPMG LLP

      27.1   Financial Data Schedule